FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 29, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2021
Interim Management Statement

  natwestgroup.com

NatWest Group plc
Q3 2021 Interim Management Statement

Alison Rose, Chief Executive Officer, commented:

"Throughout Q3 2021, NatWest continued to deliver a strong operating performance; growing in key areas and accelerating our digital transformation to improve customer experience and make our business more efficient. Our robust capital position means that we have been able to buy back £402 million of our shares to date(1) whilst also investing for growth as we support our customers and drive sustainable returns to our shareholders.

Although we are seeing challenges in the economy and for our customers - especially around supply chains and the cost of living - a number of key indicators remain positive; growth is good, unemployment is low and there are limited signs of default across our book. We have a vital role to play in helping the 19 million people, families and businesses we serve in communities throughout the UK to thrive. Because when they thrive, so do we.

NatWest Group has made addressing the climate challenge and supporting our customers through the transition a key strategic priority. We recently announced a new target to deliver an additional £100 billion of Climate and Sustainable Funding and Financing between 1 July 2021 and the end of 2025, having exceeded our initial two-year target of £20 billion in less than 18 months."

Financial performance in a challenging environment
●	Q3 2021 operating profit before tax of £1,074 million, attributable profit of £674 million and a return on tangible equity (RoTE) of 8.5%.
●
Income across the UK and RBSI retail and commercial businesses, excluding notable items, increased by £103 million, or 4.4%, compared with Q3 2020 principally reflecting balance sheet growth. NatWest Markets (NWM) income, excluding asset disposals/strategic risk reduction and OCA, decreased by £175 million, or 62.5%, compared with Q3 2020 reflecting continued weakness in Fixed Income which was impacted by subdued levels of customer activity and ongoing reshaping of the business.

●
Bank net interest margin (NIM) excluding Liquid Asset Buffer (LAB) decreased by 6 basis points to 2.34% compared with Q2 2021 principally reflecting the Q2 2021 tax variable lease repricing in Commercial Banking. Bank NIM of 1.54% decreased by 7 basis points.

●	Other expenses, excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs, were £198 million, or 4.3% lower for the year to date.
●	A net impairment release of £242 million in Q3 2021 mainly reflects releases in non-default portfolios, principally in Commercial Banking.
Robust balance sheet with strong capital and liquidity levels
●	CET1 ratio of 18.7% was 50 basis points higher than Q2 2021 largely reflecting the attributable profit and reduction in RWAs partially offset by the foreseeable dividend accrual.
●
The liquidity coverage ratio (LCR) of 166%, representing £78.6 billion headroom above 100% minimum requirement, increased by 2 percentage points compared with Q2 2021, reflecting continued growth in customer deposits.

●
Net lending decreased by £1.7 billion to £361.0 billion during Q3 2021. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes increased by £2.9 billion, including £2.5 billion related to mortgage growth, with year to date annualised growth of 3.1%.

●
Customer deposits increased by £9.1 billion compared with Q2 2021 to £476.3 billion. Across the UK and RBSI retail and commercial businesses customer deposits increased by £8.5 billion, or 2.0%, largely due to customers continuing to build and retain liquidity and higher short term placements in RBS International (RBSI).

●
RWAs decreased by £3.2 billion to £159.8 billion during Q3 2021 mainly reflecting business movements in Commercial Banking and unwinding of the Q2 2021 increase in NWM following regulatory approval to update the VaR model to remove the impact of GBP LIBOR cessation.

Outlook(2)
We retain the outlook guidance provided in the 2021 Interim Results document, except:
●      We no longer expect to achieve the majority of the remaining RWA reduction towards the medium term target in NWM of £20 billion this year; and
●      We now expect Group RWAs to be below our previously guided range of £185-195 billion on 1 January 2022.

(1)   At 27 October 2021.
(2)   The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section on pages 345 to 362 of the 2020 Annual Report and Accounts, pages 112 and 113 of the NatWest Group plc 2021 Interim Results, pages 156 to 172 of the NatWest Markets Plc 2020 Annual Report and Accounts and on pages 48 and 49 of the NatWest Markets Plc 2021 Interim Results. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Our Purpose in action
We champion potential, helping people, families and businesses to thrive. If they succeed, so will we. By being relevant to our customers and communities and by supporting our colleagues, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements for the nine months ended 30 September 2021 are:

People and families
●	Supported customers with five million financial capability interactions including 750,000 financial health checks.
●
Retail Banking personalised messaging to customers has grown from 72 million messages in the first nine months of 2020 to 318 million in the same period of 2021. The personalisation of messages has resulted in a 41% increase in customer engagement.

●
As part of our strategy to help families and young people manage their money more effectively, we acquired the fintech business RoosterMoney, whose pocket money app aims to build money confidence and financial capability from an early age.

●	Launched Housemate, an app designed to help young renters manage shared bills and help build a history with the bank's data partner Experian.
Businesses
●
Announced a target to provide an additional £100 billion Climate and Sustainable Funding and Financing (CSFF) to customers between the 1 July 2021 and the end of 2025 as well as plans to launch a new green loan product for Small to Medium-sized Enterprise (SME) customers.

●	Relaunched our entrepreneurship proposition and refocused 11 of our 12 Entrepreneur Accelerator hubs to support high growth, female led, black and minority ethnic led and B Corp focused businesses.
●	Coutts collaborated with the Business Growth Fund to provide additional funding and growth capital, and to support small and medium-sized enterprises (SMEs).

Colleagues
●	Recognised as a top ten UK employer by the work-life balance charity Working Families.
●	Introduced a framework for NatWest Group's new hybrid working model, balancing the needs of our customers, communities and colleagues.
●	Named by LinkedIn as one of the top 25 workplaces in the UK to grow a career and recognised in The Times Top 50 Employers for Women for the 11th year running.
Communities
●	Retail Banking completed Green Mortgages with a value of £565 million during the nine months ended 30 September 2021.
●
Teamed up with the manufacturer of one of Britain's best-known childhood games, Top Trumps, to launch a new MoneySense Climate Savers competition for primary school pupils across the UK as part of our principal sponsorship of the UN Climate Change conference COP26.

●
Launched a 'Sustainable Homes and Buildings' Coalition' with British Gas, Worcester Bosch, and Shelter to improve UK buildings energy efficiency. The Coalition aims to address the key blockers to meeting net zero in the UK buildings environment.

●
Issued a €1 billion affordable housing social bond, the first of its kind by a UK bank. The proceeds will support lending to not-for-profit, UK housing associations as part of our commitment to provide £3 billion of funding to the UK's affordable housing sector by the end of 2022.

●
Coutts became the first major UK Private Bank and Wealth Manager to be certified as a B Corp, demonstrating its commitment to meeting the highest standards of verifiable social and environmental performance, public transparency and legal accountability.

For further detail refer to the Climate, Purpose and ESG measures supplement Q3 2021.

Business performance summary
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
Total income	£8,093m	£8,261m	£2,774m	£2,660m	£2,423m
Operating expenses	(£5,463m)	(£5,564m)	(£1,942m)	(£1,706m)	(£1,814m)
Profit before impairment releases/(losses)	£2,630m	£2,697m	£832m	£954m	£609m
Operating profit/(loss) before tax	£3,579m	(£415m)	£1,074m	£1,559m	£355m
Profit/(loss) attributable to ordinary shareholders	£2,516m	(£644m)	£674m	£1,222m	£61m

Excluding notable items within total income (1)
Total income excluding notable items	£7,910m	£8,564m	£2,621m	£2,621m	£2,720m
Operating expenses	(£5,463m)	(£5,564m)	(£1,942m)	(£1,706m)	(£1,814m)
Profit before impairment releases/(losses) and
excluding notable items	£2,447m	£3,000m	£679m	£915m	£906m
Operating profit/(loss) before tax and excluding notable items	£3,396m	(£112m)	£921m	£1,520m	£652m
UK and RBSI retail and commercial income excluding	£7,110m	£7,167m	£2,423m	£2,368m	£2,320m
notable items (2)

Performance key metrics and ratios
Bank net interest margin (2,3)	1.59%	1.73%	1.54%	1.61%	1.65%
Bank net interest margin excluding liquid asset buffer (2)	2.38%	2.45%	2.34%	2.40%	2.39%
Bank average interest earning assets (2,3)	£493bn	£449bn	£505bn	£494bn	£469bn
Bank average interest earning assets excluding
liquid asset buffer (2)	£330bn	£318bn	£331bn	£330bn	£324bn
Cost:income ratio (2)	67.1%	66.9%	69.6%	63.7%	74.5%
Loan impairment rate (2)	(35bps)	115bps	(26bps)	(66bps)	28bps
Earnings per share - basic	21.5p	(5.3p)	5.8p	10.6p	0.5p
Return on tangible equity (2)	10.7%	(2.7%)	8.5%	15.6%	0.8%
			30 September	30 June	31 December
			2021	2021	2020
Balance sheet
Total assets			£778.3bn	£775.9bn	£799.5bn
Funded assets (2)			£674.5bn	£666.3bn	£633.0bn
Loans to customers - amortised cost			£361.0bn	£362.7bn	£360.5bn
Loans to customers and banks - amortised cost and FVOCI			£374.0bn	£375.6bn	£372.4bn
UK and RBSI retail and commercial net lending excluding UK Government
support schemes (2)			£304.9bn	£302.0bn	£297.9bn
Impairment provisions - amortised cost			£4.3bn	£4.7bn	£6.0bn
Total impairment provisions			£4.4bn	£4.9bn	£6.2bn
Expected credit loss (ECL) coverage ratio			1.19%	1.31%	1.66%
Assets under management and administration (AUMA) (2)			£35.7bn	£34.7bn	£32.1bn
Customer deposits			£476.3bn	£467.2bn	£431.7bn
UK and RBSI retail and commercial customer deposits (2)			£437.2bn	£428.7bn	£403.2bn

Liquidity and funding
Liquidity coverage ratio (LCR)			166%	164%	165%
Liquidity portfolio			£278bn	£277bn	£262bn
Net stable funding ratio (NSFR) (4)			155%	154%	151%
Loan:deposit ratio (2)			76%	78%	84%
Total wholesale funding			£67bn	£66bn	£71bn
Short-term wholesale funding			£22bn	£23bn	£19bn

Capital and leverage
Common Equity Tier (CET1) ratio (5)			18.7%	18.2%	18.5%
Total capital ratio			24.6%	24.9%	24.5%
Pro forma CET1 ratio, pre dividend accrual (6)			19.5%	19.1%	18.8%
Risk-weighted assets (RWAs)			£159.8bn	£163.0bn	£170.3bn
UK leverage ratio (7)			5.9%	6.2%	6.4%
Tangible net asset value (TNAV) per ordinary share			269p	266p	261p
Number of ordinary shares in issue (millions) (8)			11,436	11,569	12,129

(1)	Refer to page 4 for details of notable items within total income.
(2)	Refer to Non-IFRS financial measures Appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	NatWest Group excluding NWM.
(4)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(5)
Based on CRR end-point including the IFRS 9 transitional adjustment of £1.0 billion (30 June 2021 - £1.2 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 18.1% (30 June 2021 - 17.5%; 31 December 2020 - 17.5%).

(6)
The pro forma CET1 ratio at 30 September 2021 excludes foreseeable items of £1.2 billion, £402 million for ordinary dividends and £816 million foreseeable charges and pension contributions (30 June 2021 excludes foreseeable items of £1.4 billion, £500 million for ordinary dividends and £924 million foreseeable charges and pension contributions; 31 December 2020 excludes foreseeable charges of £364 million for ordinary dividend (3p per share) and £266 million pension contribution).

(7)
Based on UK end-point including the IFRS 9 transitional adjustment of £1.0 billion (30 June 2021 - £1.2 billion; 31 December 2020 - £1.7 billion). Excluding this adjustment the UK leverage ratio would be 5.8% (30 June 2021 - 6.0%; 31 December 2020 - 6.1%).

(8)
In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI). NatWest Group cancelled 391 million of the purchased ordinary shares and held the remaining 200 million in own shares held. The number of ordinary shares in issue excludes own shares held which comprises the remainder of the shares purchased and shares held by the NatWest Group 2001 Employee Share Trust.

Summary consolidated income statement for the period ended 30 September 2021

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Net interest income	5,870	5,778	1,954	1,985	1,926
Own credit adjustments	2	19	2	(2)	(34)
Other non-interest income	2,221	2,464	818	677	531
Non-interest income	2,223	2,483	820	675	497
Total income	8,093	8,261	2,774	2,660	2,423
Litigation and conduct costs	(276)	81	(294)	34	(8)
Strategic costs	(409)	(687)	(77)	(172)	(223)
Other expenses	(4,778)	(4,958)	(1,571)	(1,568)	(1,583)
Operating expenses	(5,463)	(5,564)	(1,942)	(1,706)	(1,814)
Profit before impairment releases/(losses)	2,630	2,697	832	954	609
Impairment releases/(losses)	949	(3,112)	242	605	(254)
Operating profit/(loss) before tax	3,579	(415)	1,074	1,559	355
Tax (charge)/credit	(765)	1	(330)	(202)	(207)
Profit/(loss) for the period	2,814	(414)	744	1,357	148

Attributable to:
Ordinary shareholders	2,516	(644)	674	1,222	61
Preference shareholders	14	21	5	4	5
Paid-in equity holders	241	272	63	91	80
Non-controlling interests	43	(63)	2	40	2

Notable items within total income (1)
Own credit adjustments (OCA)	2	19	2	(2)	(34)
FX recycling (loss)/gain in Central items & other	-	(39)	-	-	64
Liquidity Asset Bond sale gain	70	111	45	20	1
IFRS volatility in Central items & other (2)	44	38	-	45	49
Loss on redemption of own debt	(138)	(324)	-	(20)	(324)
Retail Banking debt sale gain	-	7	-	-	4
Commercial Banking fair value and disposal (loss)/gain	(18)	(10)	4	(8)	1
Commercial Banking tax variable lease repricing	32	-	-	32	-
NatWest Markets asset disposals/strategic risk
reduction (3)	(52)	(75)	(12)	(36)	(12)
Share of associate profits/(losses) for Business
Growth Fund	208	(30)	79	8	(46)
Ulster Bank RoI gain arising from the restructuring of
structural hedges	35	-	35	-	-
Total	183	(303)	153	39	(297)

(1)   Refer to page 1 of the Non-IFRS financial measures Appendix.
(2)   IFRS volatility relates to derivatives used for risk management not in IFRS hedge accounting relationships and IFRS hedge ineffectiveness.
(3)   Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

Non-IFRS financial measures
This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations, where applicable, refer to the Appendix.

Business performance summary

Chief Financial Officer review

We have delivered a strong operating performance in the third quarter. We have grown lending across our retail and commercial franchises and have continued to deliver against our CSFF commitments. Good progress has been made against our cost reduction commitments and we continue to work towards optimising our capital base. During the quarter default levels remained low across our portfolio and we have reported another impairment release as a result.

Financial performance
Total income increased by 14.5% to £2,774 million compared with Q3 2020. Excluding notable items, income was £99 million, or 3.6%, lower than Q3 2020 principally in NWM, reflecting continued weakness in Fixed Income which was impacted by subdued levels of customer activity and ongoing reshaping of the business. The Currencies and Capital Markets businesses performed in line with expectations. Across the UK and RBSI retail and commercial businesses income increased by 4.4% reflecting strong balance sheet growth, principally in our mortgage book. Excluding notable items income was in line with the second quarter. Bank NIM, excluding the LAB, of 2.34% was 6 basis points lower than Q2 2021 reflecting the one-off tax variable lease repricing adjustment in Q2 2021 and a £14 million AT1 reclassification in Q3 2021. Bank NIM of 1.54% was 7 basis points lower reflecting the one-off items and increased levels of liquidity.

We have delivered a cost reduction of £198 million, or 4.3%, for the year to date. This has been achieved by transformation across our Customer Journeys and NWM business, in line with the strategic announcement made in February 2020, and we remain committed to our 4% full year cost reduction target. Strategic costs of £77 million in the quarter included £50 million in NWM, £18 million of technology spend and £13 million of redundancy charges. Litigation and conduct costs were £294 million which included provisions for an anticipated fine in respect of NWB Plc's breaches of the UK Money Laundering Regulations 2007 and other matters.

A net impairment release of £242 million reflects the continued low levels of realised losses we have seen to date. Total impairment provisions reduced by £0.5 billion to £4.4 billion in the quarter and as a result ECL coverage ratio decreased from 1.31% to 1.19%. Whilst we are comfortable with the strong credit performance of our book, we continue to hold economic uncertainty post model adjustments (PMA) of £0.7 billion, or 16.4% of total impairment provisions. We will continue to assess this position as we see the impact within the economy of the UK Government support measures winding down and we emerge from the pandemic.

As a result, we are pleased to report a Q3 2021 attributable profit of £674 million, with earnings per share of 5.8 pence and a RoTE of 8.5%.
We continued to support our customers whilst taking a measured approach to risk. Across the UK and RBSI retail and commercial businesses, net lending excluding UK Government support schemes increased by £2.9 billion in the quarter, including £2.5 billion of mortgage growth, and annualised growth for the year to date was 3.1%. Total Group net lending reduced by £1.7 billion, which included a £3.5 billion reduction in Ulster Bank RoI as loans agreed to be sold to Allied Irish Banks p.l.c. as part of our phased withdrawal from the Republic of Ireland were reclassified as assets held for sale.

During H1 2021 we exceeded our 2020-21 target of providing an additional £20 billion CSFF, bringing our delivery against this target to £21.5 billion. During Q3 2021 we completed £2.0 billion CSFF which will contribute towards the new £100 billion target.

Customer deposits increased by £9.1 billion, or 1.9%, in the quarter as customers continued to build and retain liquidity.

TNAV per share increased by 3 pence in the quarter to 269 pence largely reflecting the attributable profit partially offset by the impact of the share buy-back programme.

Capital and leverage
The CET1 ratio remains robust at 18.7%, or 18.1% excluding IFRS 9 transitional relief, and increased by 50 basis points in the quarter reflecting the attributable profit and reduction in RWAs partially offset by a foreseeable dividend accrual, a dividend linked pension accrual and reduction in IFRS 9 transitional relief. The total capital ratio decreased by 30 basis points in the quarter to 24.6%.

RWAs decreased by £3.2 billion to £159.8 billion during Q3 2021 mainly reflecting business movements in Commercial Banking and unwinding of the Q2 2021 increase in NWM following regulatory approval to update the VaR model to remove the impact of GBP LIBOR cessation.

Funding and liquidity
The LCR increased by 2 percentage points to 166%, representing £78.6 billion headroom above 100% minimum requirement, primarily reflecting continued growth in customer deposits. Total wholesale funding increased by £1 billion in the quarter to £66 billion.

Business performance summary
Retail Banking
	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Total income	1,131	1,094	1,022
Operating expenses	(552)	(600)	(647)
of which: Other expenses	(543)	(545)	(560)
Impairment (losses)/releases	(16)	91	(70)
Operating profit	563	585	305

Return on equity	29.9%	32.0%	15.3%
Net interest margin	2.09%	2.08%	2.05%
Cost:income ratio	48.8%	54.8%	63.3%
Loan impairment rate	4bps	(20)bps	17bps

	As at
	30 September	30 June	31 December
	2021	2021	2020
	£bn	£bn	£bn
Net loans to customers - amortised cost	180.5	178.1	172.3
Customer deposits	186.3	184.1	171.8
RWAs	36.6	35.6	36.7

During Q3 2021, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering an operating profit of £563 million. Lending growth was supported by a strong performance in mortgages and a return to unsecured lending growth with improved customer spending and demand for new lending as the UK economy continued to recover. Retail Banking completed £0.5 billion of CSFF in Q3 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025. Retail Banking also made good progress in buy-to-let, with application volumes in Q3 2021 more than double Q2 2021 reflecting the alignment of lending criteria with the rest of the market, the introduction of a simplified policy and customer journey improvements.

●
Total income was £109 million, or 10.7%, higher than Q3 2020 primarily due to strong mortgage balance growth and improved asset margins, partially offset by lower deposit returns and lower unsecured balances. Total income was £37 million, or 3.4%, higher than Q2 2021 reflecting balance growth and higher transactional-related fee income, partially offset by the non-repeat of Q2 2021 one-off items totalling £12 million.

●
Net interest margin was 1 basis point higher than Q2 2021 largely reflecting higher margin unsecured balance growth. Mortgage completion margins of 143 basis points were lower than the back book margin of 164 basis points, with application margins of 115 basis points in the quarter decreasing to 105 basis points in the latter part of Q3 2021, reflecting rising swap rates and continued strong competition in the market.

●
Other expenses were £17 million, or 3.0%, lower than Q3 2020 primarily reflecting a 9.6% reduction in headcount as a result of continued digitalisation, automation and improvement of end-to-end customer journeys. Customer behaviour continues to shift towards digital with 89% of retail customer needs met digitally, up from 77% in Q3 2020, and mobile payments increased 13% compared with Q3 2020. Additionally, 7.0 million current account customers are now exclusively using digital channels to interact with us, up from 6.7 million in Q3 2020.

●
A net impairment charge of £16 million in Q3 2021 primarily reflects Stage 3 defaults, which remain at low levels, partially offset by ECL releases resulting from continued stable portfolio performance underpinned by government support schemes.

●
Net loans to customers increased by £2.4 billion, or 1.3%, compared with Q2 2021 reflecting continued mortgage growth of £2.2 billion, with gross new mortgage lending of £8.3 billion representing flow share of approximately 11%. Personal advances and cards both increased by £0.1 billion as customer demand and spend levels increased.

●
Customer deposits increased £2.2 billion, or 1.2%, compared with Q2 2021 reflecting slower growth than previous periods as customer spending increased following the easing of UK Government restrictions.

●	RWAs increased by £1.0 billion, or 2.8%, compared with Q2 2021 largely reflecting lending growth across all products and predictive loss model recalibrations.

Business performance summary
Private Banking

	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Total income	195	183	187
Operating expenses	(116)	(128)	(112)
of which: Other expenses	(117)	(120)	(106)
Impairment releases/(losses)	15	27	(18)
Operating profit	94	82	57

Return on equity	18.1%	15.9%	11.2%
Net interest margin	1.76%	1.75%	1.99%
Cost:income ratio	59.5%	69.9%	59.9%
Loan impairment rate	(32)bps	(60)bps	43bps

	As at
	30 September	30 June	31 December
	2021	2021	2020
	£bn	£bn	£bn
Net loans to customers - amortised cost	18.4	18.0	17.0
Customer deposits	35.7	34.7	32.4
RWAs	11.4	11.2	10.9
Assets under management (AUMs) (1)	30.5	29.6	27.0
Assets under administration (AUAs) (1)	5.2	5.1	5.1
Total assets under management and administration (AUMA) (1)	35.7	34.7	32.1

(1)   The definition of AUMs/AUAs has been updated to provide clarity on assets where the investment management is undertaken by Private Banking. AUMs now comprise assets where the investment management is undertaken by Private Banking irrespective of the franchise the customer belongs to. AUAs now comprises third party assets held on an execution-only basis in custody. Total AUMA remain as before.

Private Banking return on equity of 18.1% and operating profit of £94 million in Q3 2021 was supported by a strong operating performance and continued balance growth. During the first nine months of the year approximately 1,300 new customers were onboarded into Private Banking, an increase of around 10% compared to the same period last year.

NatWest Group completed the sale of Adam & Company's £1.8 billion investment management business to Canaccord Genuity Wealth Management on 1 October 2021 for a total consideration of £54 million, which included the Adam & Company brand and the FCA regulated Adam & Company Investment Management Ltd legal entity which had net assets of £2 million. The final net gain on sale will be recorded as a notable item in the Q4 2021 results.

●
Total income was £8 million, or 4.3%, higher than Q3 2020 as strong balance growth was partially offset by lower deposit returns. Total income was £12 million, or 6.6%, higher than Q2 2021 reflecting continued balance growth. Net interest margin was broadly in line with Q2 2021.

●
Other expenses were £11 million, or 10.4%, higher than Q3 2020 principally due to investment in digital infrastructure and an increase in headcount related to the enhancement of AUMA growth propositions.

●	A net impairment release of £15 million in Q3 2021 mainly reflects ECL releases in non-default portfolios.
●	Net loans to customers increased by £0.4 billion, or 2.2%, compared with Q2 2021 due to continued strong mortgage lending growth, whilst RWAs increased by £0.2 billion, or 1.8%.
●
AUMAs increased by £1.0 billion, or 2.9%, compared with Q2 2021 reflecting positive investment performance of £0.3 billion and AUM net new money inflows of £0.7 billion. AUM net new money inflows of £2.1 billion in the nine months ended 30 September 2021 included £0.6 billion of digital investing net inflows into NatWest Invest, Royal Bank Invest and Coutts Invest, compared to £0.2 billion during the same period of 2020.

Business performance summary
Commercial Banking
	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Total income	965	982	1,004
Operating expenses	(556)	(569)	(553)
of which: Other expenses (excluding OLD)	(484)	(470)	(490)
Impairment releases/(losses)	216	451	(127)
Operating profit	625	864	324

Return on equity	21.7%	29.3%	9.2%
Net interest margin	1.49%	1.60%	1.65%
Cost:income ratio	56.0%	56.4%	53.4%
Loan impairment rate	(83)bps	(170)bps	45bps

	As at
	30 September	30 June	31 December
	2021	2021	2020
	£bn	£bn	£bn
Net loans to customers - amortised cost	102.7	103.8	108.2
Customer deposits	178.3	176.0	167.7
RWAs	66.4	69.5	75.1

  Commercial Banking delivered a resilient performance in Q3 2021 with an operating profit of £625 million including a £216 million impairment release as the UK economy continued to recover.  Commercial Banking continues to actively manage its balance sheet to enhance returns through a combination of active capital management, pricing discipline, targeted sector appetite and growing capital efficient revenue streams. These actions have enabled the business to deliver a resilient revenue performance whilst materially increasing capital efficiency and returns.

In the nine months ended 30 September 2021, Commercial Banking completed £3.4 billion of CSFF, including £0.9 billion in Q3 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025. Commercial Banking continues to scale Tyl to business customers providing an opportunity to reduce cash usage and customer footfall in branch network. Tyl has processed over £1.5 billion transactions since inception in 2019.

●
Total income was £39 million, or 3.9%, lower than Q3 2020 as lower deposit returns and lower lending volumes were partially offset by a recovery in transactional banking volumes. Total income was £17 million, or 1.7%, lower than Q2 2021 mainly reflecting the non-repeat of a tax variable lease repricing gain of £32 million and lower lending volumes, partially offset by higher deposit returns and increased transactional banking income.

●
Net interest margin was 11 basis points lower than Q2 2021 mainly due to the non-repeat of the tax variable lease repricing gain in Q2 2021. Excluding the impact of the tax variable lease repricing gain, NIM was broadly stable compared with Q2 2021.

●
Other expenses were £6 million, or 1.2%, lower than Q3 2020 primarily reflecting an 8.3% reduction in headcount and lower non-staff costs, including additional VAT recoveries, partially offset by higher back office operational costs.

●	A net impairment release of £216 million in Q3 2021 primarily reflects ECL releases related to the reduced economic uncertainty with Stage 3 defaults remaining at low levels.
●
Net loans to customers decreased by £1.1 billion, or 1.1%, compared with Q2 2021 primarily reflecting UK Government financial support scheme repayments of £0.7 billion and targeted sector reductions mainly across Real Estate and Retail, partially offset by growth in Specialised Business of £0.3 billion as customer utilisation levels increased. RCF utilisation was approximately 19% of committed facilities, broadly stable versus Q2 2021 and significantly below the COVID-19 peak of approximately 40%.

●	Customer deposits increased by £2.3 billion, or 1.3%, compared with Q2 2021 as customers continued to build and retain liquidity.
●
RWAs decreased by £3.1 billion, or 4.5%, compared with Q2 2021 reflecting business movements including targeted sector reductions across Real Estate and Retail as well as active capital management of £0.7 billion.

Business performance summary
International Banking & Markets
RBS International

	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Total income	136	133	112
Operating expenses	(60)	(55)	(53)
of which: Other expenses	(56)	(52)	(50)
Impairment releases/(losses)	11	27	(34)
Operating profit	87	105	25

Return on equity	21.6%	26.5%	6.4%
Net interest margin	0.99%	1.02%	1.07%
Cost:income ratio	44.1%	41.4%	47.3%
Loan impairment rate	(28)bps	(71)bps	105bps

	As at
	30 September	30 June	31 December
	2021	2021	2020
	£bn	£bn	£bn
Net loans to customers - amortised cost	15.6	15.1	13.3
Customer deposits	36.9	33.9	31.3
RWAs	8.1	7.6	7.5
Depositary assets (1)	463.8	460.4	427.5

 (1)   Assets held by RBSI as an independent trustee and in a depositary service capacity.During Q3 2021 RBS International (RBSI) delivered £87 million of operating profit, supported by net lending growth and an impairment release. RBSI also supported local social enterprises to thrive through mentoring programmes and delivered digital enhancements to eQ, our payment processing platform, making batch payments easier for our customers. In the nine months ended 30 September 2021, RBSI completed £0.6 billion of CSFF.

●
Total income was £24 million, or 21.4%, higher than Q3 2020 primarily due to higher average customer volumes and higher non utilisation and depositary fees. Net interest margin was 3 basis points lower than Q2 2021 primarily due to lower returns from higher surplus deposits.

●	Other expenses were £6 million, or 12.0%, higher than Q3 2020 primarily reflecting higher investment spend.
●	A net impairment release of £11 million in Q3 2021 primarily reflects releases across Stage 1 and Stage 2 portfolios.
●	Net loans to customers increased by £0.5 billion, or 3.3%, reflecting new business growth and higher utilisation levels in the Institutional Banking sector.
●	Customer deposits increased by £3.0 billion, or 8.8%, compared with Q2 2021 due to higher short-term placements in the Institutional Banking sector.
●
Depositary assets were £3.4 billion, or 0.7% higher than Q2 2021 and £60.9 billion, or 15.1%, higher than Q3 2020 reflecting new client business, new fund launches and strong fund performance from existing clients.

●	RWAs increased by £0.5 billion, or 6.6%, compared with Q2 2021 principally due to higher lending volumes and higher deposit balances placed with third party banks.

Business performance summary
International Banking & Markets
NatWest Markets(1)

	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Income excluding revenue share, asset disposals and OCA	160	193	325
Revenue share paid to other NatWest Group segments	(55)	(50)	(45)
Income excluding asset disposals and OCA	105	143	280
Asset disposals/strategic risk reduction (2)	(12)	(36)	(12)
Own credit adjustments (OCA)	2	(1)	(34)
Total income	95	106	234
Operating expenses	(258)	(285)	(302)
of which: Other expenses	(206)	(216)	(225)
Impairment releases	3	10	2
Operating loss	(160)	(169)	(66)

Return on equity	(12.1%)	(12.1%)	(4.7%)
Cost:income ratio	271.6%	268.9%	129.1%

	As at
	30 September	30 June	31 December
	2021	2021	2020
	£bn	£bn	£bn
Funded assets	108.0	111.8	105.9
RWAs	25.4	26.9	26.9

(1)   The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group) as the NatWest Markets segment excludes the Central items & other segment.
(2)  Asset disposals/strategic risk reduction relates to the cost of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

NatWest Markets has supported customers in navigating challenging market conditions and continued to deliver an integrated customer proposition across NatWest Group. NatWest Markets has maintained a focus on product innovation, investing in its people, and on growing its expertise in areas that matter most to customers.

In the nine months ended 30 September 2021, NatWest Markets completed £6.9 billion of CSFF, including £0.5 billion in Q3 2021 which will contribute towards the new NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

●
Income excluding asset disposals/strategic risk reduction and OCA decreased by £175 million, or 62.5%, compared with Q3 2020 reflecting continued weakness in Fixed Income which was impacted by subdued levels of customer activity and ongoing reshaping of the business, resulting in an operating loss of £160 million in Q3 2021. The Currencies and Capital Markets businesses performed in line with expectations.

●	Other expenses decreased £19 million, or 8.4%, compared with Q3 2020, reflecting continued reductions in line with the strategic announcement in February 2020.
●
RWAs decreased by £1.5 billion, or 5.6%, compared to Q2 2021 as the impact related to LIBOR cessation largely unwound, with £2.4 billion unwinding in Q3 2021 and £0.1 billion to unwind in October, partially offset by higher credit risk driven by activity in the capital markets business.

Business performance summary
Ulster Bank RoI

	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	€m	€m	€m
Total income	171	137	145
Operating expenses	(144)	(156)	(138)
of which: Other expenses	(134)	(149)	(129)
Impairment releases/(losses)	19	(1)	(6)
Operating profit/(loss)	46	(20)	1

Return on equity	9.9%	(4.1%)	0.2%
Net interest margin	1.40%	1.43%	1.47%
Cost:income ratio	84.2%	113.9%	95.2%
Loan impairment rate	(48)bps	2bps	11bps

	As at
	30 September	30 June	31 December
	2021	2021	2020
	€bn	€bn	€bn
Net loans to customers - amortised cost	15.3	19.4	20.0
Customer deposits	21.6	21.6	21.8
RWAs	11.7	12.2	13.2

Ulster Bank RoI continues its phased withdrawal from the Republic of Ireland and delivered an operating profit of €46 million for Q3 2021. Since the end of July, apart from UBIDAC's asset finance business, commercial banking has been closed to new customers, remaining open for existing customers only. From the end of October, Ulster Bank RoI will stop accepting applications from new personal customers but will continue to consider applications on a reduced number of products from existing personal customers. Progress has continued with Allied Irish Banks p.l.c. and Permanent TSB Group Holdings p.l.c. for the sale of performing loan portfolios and associated undrawn exposures, UBIDAC's asset finance business and 25 branch locations, the details of which were outlined in the interim results. Discussions are ongoing with other counterparties about their potential interest in other parts of the bank.

●
Total income increased by €26 million, or 17.9%, compared with Q3 2020 primarily due to gains arising from the restructuring of the duration of swaps hedging deposits and other balances under the withdrawal plan, partially offset by lower lending levels and fee income as a result of the decision to withdraw from the RoI market.

●
Net interest margin was 3 basis points lower than Q2 2021 reflecting continuation of reducing lending volumes against a stable deposit base, resulting in higher liquid assets in a negative interest rate environment.

●
Other expenses were €5 million, or 3.9%, higher than Q3 2020 as higher VAT charges and regulatory levies have been partially offset by a 10.7% reduction in headcount, lower back office operational costs and the reclassification of withdrawal-related programme costs to strategic costs.

●	A net impairment release of €19 million in Q3 2021 reflects improvements in the mortgage and commercial portfolios.
●
Net loans to customers decreased by €4.1 billion, or 21.1%, compared with Q2 2021 reflecting the reclassification of €3.7 billion of loans agreed to be sold to Allied Irish Banks, p.l.c. as assets held for sale and repayments continuing to exceed gross new lending, which was €0.4 billion in Q3 2021.

Central items & other
	Quarter ended
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Central items not allocated	(173)	110	(285)

●
A £173 million operating loss within central items not allocated mainly reflects various litigation and conduct items, partially offset by a £79 million share of gains under equity accounting for Business Growth Fund and other treasury income.

Segment performance

	Nine months ended 30 September 2021
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,017	354	1,937	277	(4)	275	14	5,870
Own credit adjustments	-	-	-	-	3	-	(1)	2
Other non-interest income	264	209	951	115	391	113	178	2,221
Total income	3,281	563	2,888	392	390	388	191	8,093
Direct expenses
- staff costs	(342)	(102)	(421)	(80)	(274)	(140)	(1,146)	(2,505)
- other costs	(161)	(30)	(196)	(36)	(93)	(97)	(1,660)	(2,273)
Indirect expenses	(1,142)	(227)	(956)	(44)	(295)	(122)	2,786	-
Strategic costs
- direct	(21)	(7)	(43)	(7)	(141)	(10)	(180)	(409)
- indirect	(49)	(7)	(30)	(3)	(15)	(3)	107	-
Litigation and conduct costs	(24)	8	(62)	(2)	-	(12)	(184)	(276)
Operating expenses	(1,739)	(365)	(1,708)	(172)	(818)	(384)	(277)	(5,463)
Operating profit/(loss)before impairment releases	1,542	198	1,180	220	(428)	4	(86)	2,630
Impairment releases	41	42	784	40	19	27	(4)	949
Operating profit/(loss)	1,583	240	1,964	260	(409)	31	(90)	3,579
Additional information
Return on tangible equity (1)	na	na	na	na	na	na	na	10.7%
Return on equity (1)	28.3%	15.5%	21.9%	21.9%	(10.1%)	2.5%	nm	na
Cost:income ratio (1)	53.0%	64.8%	57.6%	43.9%	209.7%	99.0%	nm	67.1%
Total assets (£bn)	207.6	28.2	186.0	39.9	210.1	25.2	81.3	778.3
Funded assets (£bn) (1)	207.6	28.2	186.0	39.9	108.0	25.2	79.6	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	102.7	15.6	7.1	13.2	23.5	361.0
Loan impairment rate (1)	(3)bps	(30)bps	(100)bps	(34)bps	nm	(26)bps	nm	(35)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.9)	(0.1)	(0.1)	(0.5)	-	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	(0.4)	-	(2.2)
Customer deposits (£bn)	186.3	35.7	178.3	36.9	2.2	18.5	18.4	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	66.4	8.1	25.4	10.0	1.9	159.8
RWA equivalent (RWAe) (£bn)	36.6	11.4	66.5	8.2	26.9	10.0	2.1	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	8.8	1.6	1.6	2.5	27.5	58.9
Third party customer asset rate (2)	2.68%	2.36%	2.71%	2.23%	nm	2.27%	nm	nm
Third party customer funding rate (2)	(0.06%)	0.00%	(0.01%)	0.07%	nm	0.01%	nm	nm
Average interest earning assets (£bn) (1)	194.2	26.8	168.0	36.2	32.4	25.6	nm	525.4
Bank net interest margin (1)	2.08%	1.77%	1.54%	1.02%	na	1.44%	nm	1.59%
Bank net interest margin excluding liquid asset buffer (1)	na	na	na	na	na	na	na	2.38%
nm = not meaningful, na = not applicable.

Refer to page 16 for the notes to this table.

Segment performance

	Nine months ended 30 September 2020
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,919	371	2,073	286	(55)	294	(110)	5,778
Own credit adjustments	-	-	-	-	19	-	-	19
Other non-interest income	288	208	934	85	1,086	85	(222)	2,464
Total income	3,207	579	3,007	371	1,050	379	(332)	8,261
Direct expenses
- staff costs	(399)	(117)	(497)	(92)	(434)	(150)	(934)	(2,623)
- other costs	(152)	(36)	(212)	(37)	(131)	(65)	(1,702)	(2,335)
Indirect expenses	(1,178)	(194)	(957)	(42)	(229)	(139)	2,739	-
Strategic costs
- direct	(46)	(4)	(5)	(8)	(187)	(9)	(428)	(687)
- indirect	(138)	(10)	(111)	(3)	(24)	(10)	296	-
Litigation and conduct costs	191	(3)	8	3	(4)	1	(115)	81
Operating expenses	(1,722)	(364)	(1,774)	(179)	(1,009)	(372)	(144)	(5,564)
Operating profit/(loss) before impairment (losses)	1,485	215	1,233	192	41	7	(476)	2,697
Impairment losses	(727)	(74)	(1,917)	(80)	(38)	(251)	(25)	(3,112)
Operating profit/(loss)	758	141	(684)	112	3	(244)	(501)	(415)
Additional information
Return on tangible equity (1)	na	na	na	na	na	na	na	(2.7%)
Return on equity (1)	12.2%	9.2%	(8.7%)	10.0%	(0.8%)	(16.6%)	nm	na
Cost:income ratio (1)	53.7%	62.9%	57.4%	48.2%	96.1%	98.2%	nm	66.9%
Total assets (£bn)	189.5	24.9	186.9	32.7	283.2	27.4	47.0	791.6
Funded assets (£bn) (1)	189.5	24.9	186.9	32.7	121.3	27.4	44.6	627.3
Net loans to customers - amortised cost (£bn)	166.7	16.5	110.0	12.8	10.1	18.3	19.3	353.7
Loan impairment rate (1)	57bps	59bps	226bps	83bps	nm	175bps	nm	115bps
Impairment provisions (£bn)	(1.9)	(0.1)	(3.0)	(0.1)	(0.2)	(0.8)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(1.1)	-	(0.2)	(0.5)	-	(2.7)
Customer deposits (£bn)	164.9	30.3	161.3	30.4	4.7	19.6	7.2	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	10.6	76.5	7.0	30.0	12.1	1.4	173.9
RWA equivalent (RWAe) (£bn)	36.3	10.6	76.6	7.1	32.0	12.1	1.4	176.1
Employee numbers (FTEs - thousands)	16.6	1.8	9.6	1.7	2.8	2.8	26.3	61.6
Third party customer asset rate (2)	2.92%	2.59%	2.93%	2.57%	nm	2.27%	nm	nm
Third party customer funding rate (2)	(0.23%)	(0.15%)	(0.10%)	(0.03%)	nm	(0.05%)	nm	nm
Average interest earning assets (£bn) (1)	179.8	23.3	160.8	31.3	38.4	26.2	nm	487.8
Bank net interest margin (1)	2.17%	2.12%	1.72%	1.22%	na	1.50%	nm	1.73%
Bank net interest margin excluding liquid asset buffer (1)	na	na	na	na	na	na	na	2.45%
nm = not meaningful, na = not applicable.

Refer to page 16 for the notes to this table.

Segment performance

	Quarter ended 30 September 2021
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,041	122	629	95	(1)	88	(20)	1,954
Own credit adjustments	-	-	-	-	2	-	-	2
Other non-interest income	90	73	336	41	94	57	127	818
Total income	1,131	195	965	136	95	145	107	2,774
Direct expenses
- staff costs	(110)	(35)	(141)	(28)	(86)	(46)	(378)	(824)
- other costs	(50)	(10)	(65)	(12)	(29)	(29)	(552)	(747)
Indirect expenses	(383)	(72)	(314)	(16)	(91)	(39)	915	-
Strategic costs
- direct	(5)	(2)	(4)	(1)	(51)	(9)	(5)	(77)
- indirect	11	-	(7)	(1)	1	(1)	(3)	-
Litigation and conduct costs	(15)	3	(25)	(2)	(2)	1	(254)	(294)
Operating expenses	(552)	(116)	(556)	(60)	(258)	(123)	(277)	(1,942)
Operating profit/(loss) before impairment (losses)/releases	579	79	409	76	(163)	22	(170)	832
Impairment (losses)/releases	(16)	15	216	11	3	16	(3)	242
Operating profit/(loss)	563	94	625	87	(160)	38	(173)	1,074
Additional information
Return on tangible equity (1)	na	na	na	na	na	na	na	8.5%
Return on equity (1)	29.9%	18.1%	21.7%	21.6%	(12.1%)	9.6%	nm	na
Cost:income ratio (1)	48.8%	59.5%	56.0%	44.1%	271.6%	84.8%	nm	69.6%
Total assets (£bn)	207.6	28.2	186.0	39.9	210.1	25.2	81.3	778.3
Funded assets (£bn) (1)	207.6	28.2	186.0	39.9	108.0	25.2	79.6	674.5
Net loans to customers - amortised cost (£bn)	180.5	18.4	102.7	15.6	7.1	13.2	23.5	361.0
Loan impairment rate (1)	4bps	(32)bps	(83)bps	(28)bps	nm	(47)bps	nm	(26)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.9)	(0.1)	(0.1)	(0.5)	-	(4.3)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	(0.4)	-	(2.2)
Customer deposits (£bn)	186.3	35.7	178.3	36.9	2.2	18.5	18.4	476.3
Risk-weighted assets (RWAs) (£bn)	36.6	11.4	66.4	8.1	25.4	10.0	1.9	159.8
RWA equivalent (RWAe) (£bn)	36.6	11.4	66.5	8.2	26.9	10.0	2.1	161.7
Employee numbers (FTEs - thousands)	15.0	1.9	8.8	1.6	1.6	2.5	27.5	58.9
Third party customer asset rate (2)	2.64%	2.36%	2.65%	2.24%	nm	2.24%	nm	nm
Third party customer funding rate (2)	(0.05%)	0.00%	0.00%	0.07%	nm	0.02%	nm	nm
Average interest earning assets (£bn) (1)	197.5	27.5	167.5	37.9	32.5	25.2	nm	537.4
Bank net interest margin (1)	2.09%	1.76%	1.49%	0.99%	na	1.38%	nm	1.54%
Bank net interest margin excluding liquid asset buffer (1)	na	na	na	na	na	na	na	2.34%
nm = not meaningful, na = not applicable.

Refer to page 16 for the notes to this table.

Segment performance

	Quarter ended 30 June 2021
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,003	117	665	93	4	93	10	1,985
Own credit adjustments	-	-	-	-	(1)	-	(1)	(2)
Other non-interest income	91	66	317	40	103	26	34	677
Total income	1,094	183	982	133	106	119	43	2,660
Direct expenses
- staff costs	(116)	(33)	(139)	(26)	(77)	(47)	(371)	(809)
- other costs	(50)	(11)	(65)	(11)	(35)	(45)	(542)	(759)
Indirect expenses	(379)	(76)	(301)	(15)	(104)	(38)	913	-
Strategic costs
- direct	(5)	(5)	(13)	(2)	(60)	(1)	(86)	(172)
- indirect	(43)	(3)	(14)	(1)	(11)	(1)	73	-
Litigation and conduct costs	(7)	-	(37)	-	2	(4)	80	34
Operating expenses	(600)	(128)	(569)	(55)	(285)	(136)	67	(1,706)
Operating profit/(loss) before impairment releases/(losses)	494	55	413	78	(179)	(17)	110	954
Impairment releases/(losses)	91	27	451	27	10	(1)	-	605
Operating profit/(loss)	585	82	864	105	(169)	(18)	110	1,559
Additional information
Return on tangible equity (1)	na	na	na	na	na	na	na	15.6%
Return on equity (1)	32.0%	15.9%	29.3%	26.5%	(12.1%)	(4.3%)	nm	na
Cost:income ratio (1)	54.8%	69.9%	56.4%	41.4%	268.9%	114.3%	nm	63.7%
Total assets (£bn)	204.2	27.7	185.8	37.0	219.4	25.4	76.4	775.9
Funded assets (£bn) (1)	204.2	27.7	185.8	36.9	111.8	25.4	74.5	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	103.8	15.1	6.3	16.7	24.7	362.7
Loan impairment rate (1)	(20)bps	(60)bps	(170)bps	(71)bps	nm	2bps	nm	(66)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.1)	(0.1)	(0.1)	(0.7)	-	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(0.8)	(0.1)	(0.1)	(0.4)	-	(2.2)
Customer deposits (£bn)	184.1	34.7	176.0	33.9	2.5	18.5	17.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	69.5	7.6	26.9	10.5	1.7	163.0
RWA equivalent (RWAe) (£bn)	35.6	11.3	69.5	7.7	28.6	10.5	1.8	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	9.1	1.6	1.6	2.6	27.1	59.2
Third party customer asset rate (2)	2.67%	2.36%	2.82%	2.18%	nm	2.28%	nm	nm
Third party customer funding rate (2)	(0.06%)	0.00%	(0.02%)	0.09%	nm	0.01%	nm	nm
Average interest earning assets (£bn) (1)	193.8	26.8	167.1	36.4	32.3	25.8	nm	526.1
Bank net interest margin (1)	2.08%	1.75%	1.60%	1.02%	na	1.45%	nm	1.61%
Bank net interest margin excluding liquid asset buffer (1)	na	na	na	na	na	na	na	2.40%
nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

Segment performance
	Quarter ended 30 September 2020
				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items	Total NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	937	120	703	85	(21)	100	2	1,926
Own credit adjustments	-	-	-	-	(34)	-	-	(34)
Other non-interest income	85	67	301	27	289	30	(268)	531
Total income	1,022	187	1,004	112	234	130	(266)	2,423
Direct expenses
- staff costs	(131)	(38)	(156)	(27)	(108)	(50)	(317)	(827)
- other costs	(49)	(11)	(72)	(10)	(37)	(23)	(554)	(756)
Indirect expenses	(380)	(57)	(299)	(13)	(80)	(47)	876	-
Strategic costs
- direct	(45)	(4)	(3)	(5)	(67)	(5)	(94)	(223)
- indirect	(35)	-	(38)	2	(8)	(2)	81	-
Litigation and conduct costs	(7)	(2)	15	-	(2)	-	(12)	(8)
Operating expenses	(647)	(112)	(553)	(53)	(302)	(127)	(20)	(1,814)
Operating profit/(loss) before impairment (losses)/releases	375	75	451	59	(68)	3	(286)	609
Impairment (losses)/releases	(70)	(18)	(127)	(34)	2	(8)	1	(254)
Operating profit/(loss)	305	57	324	25	(66)	(5)	(285)	355
Additional information
Return on tangible equity (1)	na	na	na	na	na	na	na	0.8%
Return on equity (1)	15.3%	11.2%	9.2%	6.4%	(4.7%)	(1.0%)	nm	na
Cost:income ratio (1)	63.3%	59.9%	53.4%	47.3%	129.1%	97.7%	nm	74.5%
Total assets (£bn)	189.5	24.9	186.9	32.7	283.2	27.4	47.0	791.6
Funded assets (£bn) (1)	189.5	24.9	186.9	32.7	121.3	27.4	44.6	627.3
Net loans to customers - amortised cost (£bn)	166.7	16.5	110.0	12.8	10.1	18.3	19.3	353.7
Loan impairment rate (1)	17bps	43bps	45bps	105bps	nm	17bps	nm	28bps
Impairment provisions (£bn)	(1.9)	(0.1)	(3.0)	(0.1)	(0.2)	(0.8)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(1.1)	-	(0.2)	(0.5)	-	(2.7)
Customer deposits (£bn)	164.9	30.3	161.3	30.4	4.7	19.6	7.2	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	10.6	76.5	7.0	30.0	12.1	1.4	173.9
RWA equivalent (RWAe) (£bn)	36.3	10.6	76.6	7.1	32.0	12.1	1.4	176.1
Employee numbers (FTEs - thousands)	16.6	1.8	9.6	1.7	2.8	2.8	26.3	61.6
Third party customer asset rate (2)	2.82%	2.43%	2.73%	2.40%	nm	2.27%	nm	nm
Third party customer funding rate (2)	(0.13%)	(0.02%)	(0.02%)	0.03%	nm	(0.01%)	nm	nm
Average interest earning assets (£bn) (1)	182.2	24.0	169.3	31.5	39.2	27.3	nm	508.2
Bank net interest margin (1)	2.05%	1.99%	1.65%	1.07%	na	1.46%	nm	1.65%
Bank net interest margin excluding liquid asset buffer (1)	na	na	na	na	na	na	na	2.39%
nm = not meaningful, na = not applicable.
(1)	Refer to Non-IFRS financial measures Appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics where relevant.
(2)
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers, including those reported as assets held for sale. This excludes intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets without these exclusions.

Risk and capital management

Credit risk
Segment analysis - portfolio summary
The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
	Banking	Banking	Banking	International	Markets	Bank RoI (1)	& other	Total
30 September 2021	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (2)
Stage 1	167,641	17,511	78,185	15,791	8,401	11,530	28,023	327,082
Stage 2	12,511	1,018	24,266	1,815	361	1,407	107	41,485
Stage 3	1,902	289	2,112	178	98	854	-	5,433
Of which: individual	-	289	1,089	178	88	37	-	1,681
Of which: collective	1,902	-	1,023	-	10	817	-	3,752
	182,054	18,818	104,563	17,784	8,860	13,791	28,130	374,000
ECL provisions (3)
Stage 1	137	16	164	11	9	30	15	382
Stage 2	641	36	1,050	37	35	85	15	1,899
Stage 3	833	40	786	49	81	382	-	2,171
Of which: individual	-	40	380	49	72	14	-	555
Of which: collective	833	-	406	-	9	368	-	1,616
	1,611	92	2,000	97	125	497	30	4,452
ECL provisions coverage (4)
Stage 1 (%)	0.08	0.09	0.21	0.07	0.11	0.26	0.05	0.12
Stage 2 (%)	5.12	3.54	4.33	2.04	9.70	6.04	14.02	4.58
Stage 3 (%)	43.80	13.84	37.22	27.53	82.65	44.73	-	39.96
	0.88	0.49	1.91	0.55	1.41	3.60	0.11	1.19

30 June 2021
Loans - amortised cost and FVOCI (2)
Stage 1	158,989	16,728	75,713	15,027	7,019	13,732	29,493	316,701
Stage 2	18,866	1,444	27,895	1,342	721	2,821	99	53,188
Stage 3	1,921	307	2,226	206	108	935	-	5,703
Of which: individual	-	307	1,202	206	98	38	-	1,851
Of which: collective	1,921	-	1,024	-	10	897	-	3,852
	179,776	18,479	105,834	16,575	7,848	17,488	29,592	375,592
ECL provisions (3)
Stage 1	120	21	208	15	10	44	15	433
Stage 2	709	49	1,222	46	36	225	13	2,300
Stage 3	811	36	812	47	88	398	-	2,192
Of which: individual	-	36	386	47	79	12	-	560
Of which: collective	811	-	426	-	9	386	-	1,632
	1,640	106	2,242	108	134	667	28	4,925
ECL provisions coverage (4)
Stage 1 (%)	0.08	0.13	0.27	0.10	0.14	0.32	0.05	0.14
Stage 2 (%)	3.76	3.39	4.38	3.43	4.99	7.98	13.13	4.32
Stage 3 (%)	42.22	11.73	36.48	22.82	81.48	42.57	-	38.44
	0.91	0.57	2.12	0.65	1.71	3.81	0.09	1.31

For the notes to this table refer to the following page.

Risk and capital management
Credit risk continued
Segment analysis - portfolio summary

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster	Central items
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Total
31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (2)
Stage 1	139,956	15,321	70,685	12,143	7,780	14,380	26,859	287,124
Stage 2	32,414	1,939	37,344	2,242	1,566	3,302	110	78,917
Stage 3	1,891	298	2,551	211	171	1,236	-	6,358
Of which: individual	-	298	1,578	211	162	43	-	2,292
Of which: collective	1,891	-	973	-	9	1,193	-	4,066
	174,261	17,558	110,580	14,596	9,517	18,918	26,969	372,399
ECL provisions (3)
Stage 1	134	31	270	14	12	45	13	519
Stage 2	897	68	1,713	74	49	265	15	3,081
Stage 3	806	39	1,069	48	132	492	-	2,586
Of which: individual	-	39	607	48	124	13	-	831
Of which: collective	806	-	462	-	8	479	-	1,755
	1,837	138	3,052	136	193	802	28	6,186
ECL provisions coverage (4)
Stage 1 (%)	0.10	0.20	0.38	0.12	0.15	0.31	0.05	0.18
Stage 2 (%)	2.77	3.51	4.59	3.30	3.13	8.03	13.64	3.90
Stage 3 (%)	42.62	13.09	41.91	22.75	77.19	39.81	-	40.67
	1.05	0.79	2.76	0.93	2.03	4.24	0.10	1.66

(1)   30 September 2021 data excludes £3.3 billion of gross loans and £148 million of ECL that were reclassified as assets held-for-sale.
(2)   Fair value through other comprehensive income (FVOCI).
(3)   Includes £7 million (30 June 2021 - £6 million; 31 December 2020 - £6 million) related to assets classified as FVOCI.
(4)   ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(5)   The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £163.6 billion (30 June 2021 - £150.5 billion; 31 December 2020 - £122.7 billion) and debt securities of £45.7 billion (30 June 2021 - £49.8 billion; 31 December 2020 - £53.8 billion).

●      Stage 1 and Stage 2 ECL reduced further in Q3 2021, with sustained improvement in underlying risk metrics underpinned by various government support schemes. The Stage 2 population reduced reflecting lower underlying PDs, resulting in migration of cases back to Stage 1. The Stage 2 population remained above pre-COVID-19 levels.

●      Stage 3 loans and ECL balances reduced slightly in Q3 2021 mainly due to write-off and repayment of defaulted debt. To date, the various COVID-19 related government support schemes have mitigated new flows into default. It is expected that defaults will increase as the various government support schemes unwind.

●      The economic scenarios driving the ECL requirement, as well as the model performance considerations, were consistent with those described in the NatWest Group 2021 Interim Results.

Risk and capital management
Credit risk continued
Segment analysis - loans

●      Retail Banking - Balance sheet growth since the 2020 year end was mainly in mortgages, with strong mortgage growth particularly in property purchases following the easing of COVID-19 restrictions and the extension of the stamp duty holiday. Unsecured balances increased slightly during Q3 2021 mainly due to increased credit card spending as lockdown restrictions eased. In both the mortgage and unsecured portfolios, selective relaxation of lending criteria was implemented during 2021. Stage 2 balances decreased, reflecting the ongoing stable portfolio performance but was primarily a result of the improved economic outlook during 2021, with reduced PDs driving migration back into Stage 1 after conclusion of the three month significant increase in credit risk "persistence" period. Stage 3 ECL was stable in Q3 2021 as new defaults remained subdued due to the effects of government support schemes. There is an expectation that defaults will increase in the coming months with the ending of the government job retention scheme, but uncertainty remains on the timing and extent of this.
●      Commercial Banking - Balance sheet reduction during Q3 2021 reflected a decrease in both government support scheme debt and conventional debt. A further reduction is expected in government support scheme exposure during Q4 2021 as repayments continue and government support schemes are closed for new lending. Outside of government support scheme lending, there was a decrease due to strategic reductions in exposure to high risk sectors. Sector appetite continues to be regularly reviewed based on updated financial performance and economic outlook for the sectors. Stage 2 balances continued to fall reflecting positive economic outlook and portfolio performance which is lowering PDs and resulting in exposure migrating back to Stage 1. PD deterioration remains the primary driver of cases in Stage 2. This migration of cases back to Stage 1 also led to a reduction in ECL as more exposure moves to a 12 month expected credit loss assessment from a lifetime loss assessment. Stage 3 balances continued to reduce as the pace of repayment and write-off of existing impaired debt outweighed the effect of new flows to default. The termination of the government BBL, CBIL and CLBIL support schemes, commencement of government support scheme repayments and the expiration of capital repayment holidays could trigger a rise in problem debt. While Wholesale forbearance increased during 2020, there has been a reducing trend in 2021. Payment holidays and covenant waivers were, and remain, the most common forms of forbearance granted.
●      Ulster Bank RoI - Balance sheet reductions reflected loan amortisation outstripping new lending following the announcement of the phased withdrawal of Ulster Bank RoI from the Irish market. Stage 3 balances continued to reduce as new defaults remained subdued. In Q3 2021, £3.2 billion of net performing commercial loans were reclassified as assets held-for-sale, for which Ulster Bank RoI has entered a binding agreement to sell to Allied Irish Banks p.l.c..

Movement in ECL provision
The table below shows the main ECL provision movements.
ECL provision
£m
At 1 January 2021	6,186
Changes in economic forecasts	(363)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(784)
Changes in risk metrics and exposure: Stage 3	122
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	63
Write-offs and other	(772)
At 30 September 2021	4,452

●      ECL reduced during 2021 as the economy recovered from COVID-19 and government support schemes mitigated the flow of cases into default.
●      Economic forecasts were updated for H1 2021 and drove a reduction in ECL on implementation. The positive economics, both forward looking and actual economic outcomes resulted in improving underlying portfolio credit metrics resulting in a reduction in Stage 1 and Stage 2 ECL.
●      Stage 3 movements remained relatively muted with low level underlying defaults, partially offset by ECL releases on previously impaired exposure.
●      Judgemental overlays increased during 2021, mainly due to deferred model calibrations where implied ECL releases were not deemed supportable.

Risk and capital management
Credit risk continued
ECL post model adjustments
The table below shows ECL post model adjustments by segment.

	Retail Banking (1)	Commercial Banking	Ulster Bank RoI (1)	Other	Total
30 September 2021	£m	£m	£m	£m	£m
Deferred model calibrations	111	62	4	-	177
Economic uncertainty	169	469	61	30	729
Other adjustments	22	5	122	3	152
	302	536	187	33	1,058

30 June 2021
Deferred model calibrations	103	51	(2)	-	152
Economic uncertainty	197	493	114	30	834
Other adjustments	22	19	118	4	163
	322	563	230	34	1,149

31 December 2020
Deferred model calibrations	34	13	2	-	49
Economic uncertainty	158	526	176	18	878
Other adjustments	20	19	26	3	68
	212	558	204	21	995

(1)  Of which: UK Retail Banking mortgages - £141 million (30 June 2021 - £150 million; 31 December 2020 - £123 million); Ulster Bank RoI mortgages - £181 million (30 June 2021 - £177 million; 31 December 2020 - £139 million); and Ulster Bank RoI Wholesale - £7 million (30 June 2021 - £54 million; 31 December 2020 - £65 million).

●      Retail Banking - The post model adjustment for deferred model calibrations increased to £111 million from £103 million at 30 June 2021. This reflected management's continued judgement that the implied ECL decreases that continued to manifest themselves through the standard probability of default model monitoring process during the quarter were not fully supportable. Management retained this view on the basis that underlying portfolio performance has been underpinned by government support schemes and further outcome data is required.

The post model adjustment for economic uncertainty decreased to £169 million from £197 million at 30 June 2021. This was primarily due to a post model adjustment release of £28 million relating to the improvement in the underlying risk profile of customers who had accessed payment holiday support and were previously considered higher risk (£55 million was held at 30 June 2021). In addition, NatWest Group continues to retain a holdback of a modelled ECL release of £69 million, again due to the delayed default emergence reflective of the various government support schemes (£15 million related to mortgages and £54 million related to unsecured lending). The H1 2021 overlay also included an ECL uplift on buy-to-let mortgages of £14 million (31 December 2020 - £15 million) to mitigate the risk of a disproportionate credit deterioration in challenging economic circumstances.

●      Commercial Banking - The post model adjustment for economic uncertainty included an overlay of £409 million (£450 million across NatWest Group's Wholesale portfolio) based on a judgemental thesis, reflecting concern that the unprecedented nature of COVID-19 could result in longer debt recovery periods and lower values than history suggested, and also the risk of idiosyncratic credit outcomes. The overlay remains unchanged since December 2020. It also included an overlay of £15 million in respect of elevated concerns around borrowers' ability to refinance facilities at the end of the contractual term. This reduced from £23 million at H1 2021. Additionally, it included overlays to address the effects of government support schemes.

There was also a post model adjustment for deferred model calibrations on the business banking portfolio reflecting management's judgement that the beneficial modelling effect, and implied ECL decrease, was not supportable while portfolio performance was under-pinned by the effect of various government support schemes.

●      Ulster Bank RoI - The post model adjustment for deferred model calibration increased by £6 million from H1 2021. Similar to Retail Banking, this post model adjustment reflected management's view that implied ECL decreases observable through the model monitoring process were not fully supportable. Included in H1 2021 other adjustments, was a post model adjustment of £118 million to reflect judgement that continuing actions on the phased withdrawal of Ulster Bank RoI from the Irish market will lead to higher/earlier crystallisation of losses. This post model adjustment increased by £4 million to £122 million for Q3 2021. In Q3 2021, the economic uncertainty adjustment decreased from £114 million to £61 million. This reduction reflected post-model adjustments of £56 million allocated to assets held-for-sale, for which Ulster Bank RoI has entered a binding agreement to sell to Allied Irish Bank p.l.c..

Risk and capital management
Credit risk continued
Sector analysis - COVID-19 impact
The table below shows ECL, by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19.
					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	194,957	14,036	2,925	211,918	38,867	62	170	716	1,161	2,047
Mortgages	185,621	10,986	2,207	198,814	15,444	-	45	225	559	829
Credit cards	2,844	909	82	3,835	15,295	-	56	172	60	288
Other personal	6,492	2,141	636	9,269	8,128	62	69	319	542	930
Wholesale	132,125	27,449	2,508	162,082	84,490	4,323	212	1,183	1,010	2,405
Property	27,657	4,896	1,108	33,661	16,620	461	52	194	402	648
Financial institutions	48,428	2,251	11	50,690	15,691	976	18	93	6	117
Sovereign	5,609	200	8	5,817	1,222	2	17	1	2	20
Corporate	50,431	20,102	1,381	71,914	50,957	2,884	125	895	600	1,620
Of which:
Airlines and aerospace	765	859	75	1,699	1,573	208	2	45	30	77
Automotive	4,486	1,702	20	6,208	3,984	72	12	34	12	58
Health	3,291	1,669	125	5,085	622	12	10	74	43	127
Land transport and logistics	3,243	1,305	46	4,594	3,081	231	5	62	20	87
Leisure	3,237	4,771	308	8,316	2,151	111	11	321	134	466
Oil and gas	1,173	349	53	1,575	1,469	403	2	21	30	53
Retail	6,133	1,958	152	8,243	5,211	419	11	46	68	125
Total	327,082	41,485	5,433	374,000	123,357	4,385	382	1,899	2,171	4,452

30 June 2021
Personal	186,256	20,414	3,029	209,699	37,504	42	152	786	1,141	2,079
Mortgages	177,630	16,750	2,328	196,708	12,822	3	43	249	561	853
Credit cards	2,562	1,083	82	3,727	14,470	-	47	183	59	289
Other personal	6,064	2,581	619	9,264	10,212	39	62	354	521	937
Wholesale	130,445	32,774	2,674	165,893	85,724	4,348	281	1,514	1,051	2,846
Property	28,105	6,782	1,054	35,941	17,083	508	93	313	391	797
Financial institutions	47,694	2,361	17	50,072	14,659	926	21	115	7	143
Sovereign	5,596	153	9	5,758	1,356	2	18	1	2	21
Corporate	49,050	23,478	1,594	74,122	52,626	2,912	149	1,085	651	1,885
Of which:
Airlines and aerospace	635	1,017	60	1,712	1,805	209	2	33	27	62
Automotive	4,214	1,617	201	6,032	3,897	98	15	60	14	89
Health	3,136	2,276	123	5,535	650	12	12	116	47	175
Land transport and logistics	3,131	1,578	53	4,762	3,061	170	7	83	30	120
Leisure	3,264	5,578	305	9,147	2,106	123	15	323	142	480
Oil and gas	1,005	415	60	1,480	1,663	339	3	11	31	45
Retail	6,133	2,303	191	8,627	5,339	468	13	112	80	205
Total	316,701	53,188	5,703	375,592	123,228	4,390	433	2,300	2,192	4,925

31 December 2020
Personal	166,548	34,352	3,288	204,188	38,960	45	171	996	1,228	2,395
Mortgages	158,387	29,571	2,558	190,516	14,554	3	51	319	635	1,005
Credit cards	2,411	1,375	109	3,895	14,262	-	53	225	76	354
Other personal	5,750	3,406	621	9,777	10,144	42	67	452	517	1,036
Wholesale	120,576	44,565	3,070	168,211	89,845	4,785	348	2,085	1,358	3,791
Property	23,733	13,021	1,322	38,076	16,829	568	123	507	545	1,175
Financial institutions	44,002	3,624	17	47,643	15,935	1,076	23	90	8	121
Sovereign	4,751	204	4	4,959	1,585	2	14	1	2	17
Corporate	48,090	27,716	1,727	77,533	55,496	3,139	188	1,487	803	2,478
Of which:
Airlines and aerospace	753	1,213	41	2,007	1,888	215	2	42	25	69
Automotive	4,383	1,759	161	6,303	4,205	102	17	63	17	97
Health	2,694	2,984	131	5,809	616	14	13	164	48	225
Land transport and logistics	2,868	1,823	111	4,802	3,782	197	8	98	32	138
Leisure	3,299	6,135	385	9,819	2,199	125	22	439	204	665
Oil and gas	1,178	300	83	1,561	2,225	346	4	20	59	83
Retail	6,702	2,282	187	9,171	5,888	512	18	112	101	231
Total	287,124	78,917	6,358	372,399	128,805	4,830	519	3,081	2,586	6,186

Risk and capital management
Credit risk continued
Sector analysis - COVID-19 impact
●     Personal - Mortgage balances increased during 2021 with strong purchase demand in the UK assisted by the extension of the stamp duty holiday. Unsecured lending balances reduced during 2021, however as noted earlier, increased slightly in Q3 2021 as COVID-19 restrictions eased and lending criteria were selectively relaxed. As also noted previously, ECL in Stage 2 decreased due to migrations back to Stage 1 following the effects of the economic scenarios used since H1 2021 and continued stable portfolio performance supporting improved risk metrics. The total ECL coverage requirements were broadly stable during Q3 2021.
●     Wholesale - On and off-balance sheet exposure reduced during the quarter with lower demand for new lending due to uncertainty in the economy and many customers able to utilise the excess liquidity created by various government support schemes. Additionally, there was a £0.7 billion decrease in government support scheme lending following scheduled repayment activity. When the government BBL, CBIL and CLBIL support schemes closed, approximately 317,000 applications across all the schemes had been approved, totalling £14.7 billion in new lending, of which, £13.4 billion had been drawdown. Approximately £1.1 billion has since been repaid. 62% of the government support scheme lending by value had been granted through BBLS. Construction (in Property), Retail and Leisure remain the top three sectors for borrowers accessing the government support schemes. Uptake for the subsequent Recovery Loan Scheme remains muted. Wholesale credit risk outlook is still uncertain despite improving economic metrics. The termination of the government BBL, CBIL and CLBIL support schemes, commencement of government support scheme repayments and the expiration of capital repayment holidays could trigger a rise in problem debt. Credit risk measures continue to reflect a more stable environment but horizon risks remain, including issues in the supply chain and rising energy costs which are contributing to overall inflationary pressures. Sector appetite continued to be regularly reviewed and where appropriate adjusted, for those sectors most affected by COVID-19. Stage 2 balances continued to reduce reflecting positive economic outlook and portfolio performance. In Q3 2021, £3.2 billion of net performing commercial loans were reclassified as assets held-for-sale, for which Ulster Bank RoI has entered a binding agreement to sell to Allied Irish Banks p.l.c..

Risk and capital management
Credit risk continued
Wholesale support schemes
The table below shows the uptake of the Bounce Back Loan Scheme (BBLS), the Coronavirus Business Interruption Loan Scheme (CBILS) and the Coronavirus Large Business Interruption Loan Scheme (CLBILS) by Wholesale customers which ended for new applicants on 31 March 2021. Sectors shown are those that continue to be affected by COVID-19. Drawdown amounts reflect total balances net of repayments. These include the effects of further drawdowns, term extensions, and other loan adjustments.
	BBLS			CBILS			CLBILS
	Approved	Drawdown	% of BBLS to	Approved	Drawdown	% of CBILS to	Approved	Drawdown	% of CLBILS to
30 September 2021	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans	volume	amount (£m)	sector loans
Wholesale lending by sector
Airlines and aerospace	260	6	0.35%	18	9	0.53%	4	16	0.94%
Automotive	12,839	389	6.27%	578	128	2.06%	26	30	0.48%
Education	2,050	50	3.37%	121	66	4.44%	10	32	2.15%
Health	10,248	282	5.55%	630	95	1.87%	3	19	0.37%
Land transport and logistics	8,996	243	5.29%	399	93	2.02%	1	-	-
Leisure	32,721	931	11.20%	2,182	533	6.41%	39	194	2.33%
Oil and gas	329	9	0.57%	15	7	0.44%	-	-	-
Retail	32,652	1,007	12.22%	1,655	370	4.49%	26	74	0.90%
Property	71,422	1,899	5.64%	2,491	632	1.88%	37	88	0.26%
Other (including Business
Banking)	127,787	3,029	3.32%	8,918	1,762	1.93%	84	300	0.33%
Total	299,304	7,845	4.84%	17,007	3,695	2.28%	230	753	0.46%

(1)  The Recovery Loan Scheme, a successor to the closed BBLS, CBILS, and CLBILS was launched on 6 April 2021. Uptake of the new scheme was minimal with 364 customers having drawn down £30 million as at 30 September 2021.

Risk and capital management
Capital, liquidity and funding risk
Introduction
NatWest Group continually ensures a comprehensive approach is taken to the management of Capital, Liquidity and Funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate Capital, Liquidity and Funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Within the 2020 Annual Report and Accounts, NatWest Group outlined a number of COVID-19 specific relief measures which impacted capital and leverage ratios during the year, one of which was a temporary change to the Prudential Valuation Adjustment (PVA). From 1 January 2021, the aggregation factor reverted to 50% from 66%. This has increased NatWest Group's PVA deduction by c.£120 million.

Key developments since December 2020

CET1 (CRR end-point)
The CET1 ratio increased by 20 basis points to 18.7%. The increase is primarily due to the attributable profit in the period of £2.5 billion and a reduction in RWAs, partially offset by the impact of the directed buy back and associated pension contribution of £1.2 billion (72 bps), foreseeable charges and pension contributions of £0.8 billion (48 bps), a £0.8 billion decrease in the IFRS 9 transitional adjustment (45 bps) and other reserve movements in the period.

Total RWAs
Total RWAs decreased 6.2% to £159.8 billion mainly reflecting decreases in credit risk RWAs of £7.6 billion, market risk RWAs of £1.4 billion and operational risk RWAs of £0.9 billion following the annual recalculation in Q1 2021. The decrease in credit risk RWAs was mainly driven by reductions in Commercial Banking and Ulster Bank RoI. Market risk RWAs decreased £1.4 billion predominantly due to the transition from LIBOR to alternative risk free rates. Counterparty credit risk RWAs reduced by £0.6 billion as a result of reduced exposures in NatWest Markets.

UK leverage ratio	The UK leverage ratio decreased c.50 basis points to 5.9% driven by a £2.7 billion decrease in Tier 1 capital.
Liquidity portfolio
The liquidity portfolio increased by £15.4 billion in the period to £277.8 billion at Q3 2021, with primary liquidity increasing by £20.6 billion to £190.9 billion. The increase in primary liquidity was mainly driven by customer deposits, cash proceeds from new issuances and the methodology change to include UBIDAC cash at central banks. This is offset by the TFSME repayment, buy back of shares owned by UK Government, pension fund contributions, liability management exercise, increased lending and the purchase of mortgages from Metro Bank. Secondary liquidity is lower due to a reduction of collateral pre-positioned with the Bank of England due to monthly repayments of underlying assets.

Risk and capital management
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	2.0%	2.7%	3.6%
Minimum Capital Requirements	6.5%	8.7%	11.6%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	-	-	-
MDA threshold (2)	9.0%	n/a	n/a
Subtotal	9.0%	11.2%	14.1%
Capital ratios at 30 September 2021	18.7%	21.1%	24.6%
Headroom (3)	9.7%	9.9%	10.5%

(1)   In response to COVID-19, many countries reduced their CCyB rates. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% and the CBI also announced a reduction of the Republic of Ireland rate from 1% to 0%.
(2)   Pillar 2A requirements for NatWest Group are set on a nominal capital basis.
(3)   The headroom does not reflect excess distributable capital and may vary over time.

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios.

	30 September	30 June	31 December
	2021	2021	2020
Capital adequacy ratios (1)%		%	%
CET1	18.7	18.2	18.5
Tier 1	21.1	21.8	21.4
Total	24.6	24.9	24.5

Capital	£m	£m	£m
Tangible equity	30,769	30,751	31,712

Prudential valuation adjustment	(264)	(285)	(286)
Deferred tax assets	(765)	(832)	(760)
Own credit adjustments	27	22	(1)
Pension fund assets	(385)	(384)	(579)
Cash flow hedging reserve	254	77	(229)
Foreseeable ordinary dividends	(402)	(500)	(364)
Foreseeable charges - on-market ordinary share buy back programme	(462)	(750)	-
Foreseeable pension contributions	(354)	(174)	(266)
Prudential amortisation of software development costs	476	537	473
Adjustments under IFRS 9 transitional arrangements	973	1,198	1,747
Other adjustments for regulatory purposes	(5)	-	-
Total deductions	(907)	(1,091)	(265)

CET1 capital	29,862	29,660	31,447
AT1 capital	3,875	5,916	4,983
Tier 1 capital	33,737	35,576	36,430
Tier 2 capital	5,522	4,973	5,255
Total regulatory capital	39,259	40,549	41,685

Risk-weighted assets
Credit risk	122,270	122,475	129,914
Counterparty credit risk	8,475	8,619	9,104
Market risk	7,979	10,845	9,362
Operational risk	21,031	21,031	21,930
Total RWAs	159,755	162,970	170,310

Leverage
Cash and balances at central banks	164,851	151,511	124,489
Trading assets	66,357	70,195	68,990
Derivatives	103,770	109,556	166,523
Financial assets	417,273	422,356	422,647
Other assets	26,027	22,240	16,842
Total assets	778,278	775,858	799,491
Derivatives
- netting and variation margin	(107,160)	(112,441)	(172,658)
- potential future exposures	36,382	37,468	38,171
Securities financing transactions gross up	1,903	1,486	1,179
Other off balance sheet items	44,292	43,979	45,853
Regulatory deductions and other adjustments	(14,340)	(13,831)	(8,943)
Claims on central banks	(161,688)	(148,644)	(122,252)
Exclusion of bounce back loans	(7,845)	(8,239)	(8,283)
UK leverage exposure	569,822	575,636	572,558
UK leverage ratio % (2)	5.9	6.2	6.4

(1)   Based on CRR end-point including an IFRS 9 transitional adjustment of £1.0 billion (30 June 2021 - £1.2 billion, 31 December 2020 - £1.7 billion). Excluding this adjustment, the CET1 ratio would be 18.1% (30 June 2021 - 17.5%, 31 December 2020 - 17.5%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment the CET1 ratio at 30 September 2021 would be 18.4% (30 June 2021 - 17.9%, 31 December 2020 - 18.2%).
(2)   The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding an IFRS 9 transitional adjustment, the UK leverage ratio would be 5.8% (30 June 2021 - 6.0%, 31 December 2020 - 6.1%). The amended article for the prudential treatment of software assets was implemented in December 2020. Excluding this adjustment, the UK leverage ratio at 30 September 2021 would be 5.8% (30 June 2021 - 6.1%, 31 December 2020 - 6.3%).

Risk and capital management
Capital, liquidity and funding risk continued
Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2021.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2021	31,447	4,983	5,255	41,685
Attributable profit for the period	2,516	-	-	2,516
Ordinary interim dividend paid	(348)	-	-	(348)
Own credit	28	-	-	28
Share capital and reserve movements in respect of employee share schemes	41	-	-	41
Directed buy back	(1,231)	-	-	(1,231)
On-market ordinary share buy back programme	(750)	-	-	(750)
Foreseeable ordinary dividends	(402)	-	-	(402)
Foreseeable pension contributions	(354)	-	-	(354)
Foreign exchange reserve	(283)	-	-	(283)
FVOCI reserve	(123)	-	-	(123)
Goodwill and intangibles deduction	(65)	-	-	(65)
Deferred tax assets	(5)	-	-	(5)
Prudential valuation adjustments	22	-	-	22
New issues of capital instruments	-	933	1,635	2,568
Redemption of capital instruments	150	(2,041)	(1,456)	(3,347)
Net dated subordinated debt instruments	-	-	76	76
Foreign exchange movements	-	-	26	26
Adjustment under IFRS 9 transitional arrangements	(774)	-	-	(774)
Other movements	(7)	-	(14)	(21)
At 30 September 2021	29,862	3,875	5,522	39,259

●      CET1 decrease is primarily due to the impact of the directed buy back and associated pension contribution of £1.2 billion, foreseeable dividends and pension contributions of £0.8 billion, a £0.8 billion decrease in the IFRS 9 transitional adjustment and other reserve movements. This is partially offset by an attributable profit in the period. At H1 2021, an on-market ordinary share buy back programme of £750 million was announced resulting in a foreseeable charge to capital, of which £288 million has been executed in the third quarter with the remaining £462 million remaining foreseeable at 30 September 2021.

●      AT1 reflects the £400 million 4.5% Reset Perpetual Subordinated Contingent Convertible Notes issued in March 2021 and $750 million 4.600% Reset Perpetual Subordinated Contingent Convertible notes in June 2021. It also reflects a $2.7 billion redemption of 8.625% Perpetual Subordinated Contingent Convertible Additional notes in August 2021.

●      The Tier 2 movement is primarily due to the redemption of own debt of £1.5 billion in March 2021, a £1.0 billion issuance of subordinated Tier 2 notes in May 2021 and a €750 million issuance of subordinated Tier 2 notes in September 2021.

Risk and capital management
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	129.9	9.1	9.4	21.9	170.3
Foreign exchange movement	(0.8)	(0.1)	-	-	(0.9)
Business movement	(4.0)	(0.4)	1.9	(0.9)	(3.4)
Risk parameter changes (1)	(1.4)	(0.1)	-	-	(1.5)
Model updates	(0.4)	-	(3.3)	-	(3.7)
Other movements (2)	(0.8)	-	-	-	(0.8)
Acquisitions and disposals (3)	(0.2)	-	-	-	(0.2)
At 30 September 2021	122.3	8.5	8.0	21.0	159.8

The table below analyses segmental RWAs.

				International Banking & Markets			Central
	Retail	Private	Commercial	RBS	NatWest	Ulster	items &
	Banking	Banking	Banking	International	Markets	Bank RoI	other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2021	36.7	10.9	75.1	7.5	26.9	11.8	1.4	170.3
Foreign exchange movement	-	-	(0.3)	-	(0.2)	(0.4)	-	(0.9)
Business movement	-	0.5	(6.5)	0.7	2.2	(0.7)	0.4	(3.4)
Risk parameter changes (1)	(0.1)	-	(0.8)	(0.1)	(0.1)	(0.5)	0.1	(1.5)
Model updates	-	-	(0.4)	-	(3.3)	-	-	(3.7)
Other movements (2)	-	-	(0.7)	-	(0.1)	-	-	(0.8)
Acquisitions and disposals (3)	-	-	-	-	-	(0.2)	-	(0.2)
At 30 September 2021	36.6	11.4	66.4	8.1	25.4	10.0	1.9	159.8

Credit risk	29.4	10.0	58.1	7.1	6.7	9.1	1.9	122.3
Counterparty credit risk	0.2	0.1	0.3	-	7.9	-	-	8.5
Market risk	-	-	-	-	8.0	-	-	8.0
Operational risk	7.0	1.3	8.0	1.0	2.8	0.9	-	21.0
Total RWAs	36.6	11.4	66.4	8.1	25.4	10.0	1.9	159.8

(1)   Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.
(2)   The movements in other include the following:
a.     RWA benefit of £0.8 billion as a result of the CRR COVID-19 amendment for Infrastructure Supporting Factor.

b.     Asset transfers from NatWest Markets to Commercial.
(3)   The movement in acquisitions & disposals reflected a portfolio sale of non-performing loans in Ulster Bank RoI.

●
Total RWAs decreased to £159.8 billion during the period due to the following:
o  Credit risk RWAs decreased by £7.6 billion due to repayments and expired facilities in Commercial Banking and reductions in business lending and mortgages in Ulster Bank RoI in line with the announced phased withdrawal.
o  Operational risk RWAs decreased by £0.9 billion following the annual recalculation in Q1 2021.
o  Counterparty credit risk RWAs reduced by £0.6 billion, mainly reflecting reduced IMM exposures in NatWest Markets.
o  Market Risk RWAs decreased by £1.4 billion primarily driven by a decrease in modelled market risk reflecting a reduction in tenor basis risk in sterling flow rates, related to the transition from LIBOR to alternative risk-free rates.

Risk and capital management
Capital, liquidity and funding risk continued
Liquidity portfolio
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow coverage purposes.

	Liquidity value
	30 September 2021	30 June 2021	31 December 2020
	NatWest	NatWest	NatWest
	Group (1)	Group	Group
	£m	£m	£m
Cash and balances at central banks	161,763	148,904	115,820
AAA to AA- rated governments	25,699	34,639	50,901
A+ and lower rated governments	40	38	79
Government guaranteed issuers, public sector entities and
government sponsored entities	265	265	272
International organisations and multilateral development banks	3,027	3,175	3,140
LCR level 1 bonds	29,031	38,117	54,392
LCR level 1 assets	190,794	187,021	170,212
LCR level 2 assets	118	116	124
Non-LCR eligible assets	-	-	-
Primary liquidity	190,912	187,137	170,336
Secondary liquidity (2)	86,856	89,909	91,985
Total liquidity value	277,768	277,046	262,321

(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc, Coutts & Co and Ulster Bank Limited), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2) (3)
Comprises assets eligible for discounting at the Bank of England and other central banks.
Following a change in methodology in our internal stressed outflow coverage metric, cash placed at Central Bank of Ireland within UBIDAC is now reported in the liquidity portfolio.

Condensed consolidated income statement for the period ended 30 September 2021 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Interest receivable	7,166	7,702	2,384	2,433	2,512
Interest payable	(1,296)	(1,924)	(430)	(448)	(586)
Net interest income	5,870	5,778	1,954	1,985	1,926
Fees and commissions receivable	1,982	2,081	670	665	651
Fees and commissions payable	(425)	(591)	(140)	(144)	(199)
Income from trading activities	326	1,054	95	71	252
Other operating income	340	(61)	195	83	(207)
Non-interest income	2,223	2,483	820	675	497
Total income	8,093	8,261	2,774	2,660	2,423
Staff costs	(2,794)	(2,937)	(892)	(917)	(982)
Premises and equipment	(765)	(902)	(263)	(254)	(251)
Other administrative expenses	(1,291)	(1,081)	(588)	(326)	(385)
Depreciation and amortisation	(613)	(644)	(199)	(209)	(196)
Operating expenses	(5,463)	(5,564)	(1,942)	(1,706)	(1,814)
Profit before impairment releases/(losses)	2,630	2,697	832	954	609
Impairment releases/(losses)	949	(3,112)	242	605	(254)
Operating profit/(loss) before tax	3,579	(415)	1,074	1,559	355
Tax (charge)/credit	(765)	1	(330)	(202)	(207)
Profit/(loss) for the period	2,814	(414)	744	1,357	148

Attributable to:
Ordinary shareholders	2,516	(644)	674	1,222	61
Preference shareholders	14	21	5	4	5
Paid-in equity holders	241	272	63	91	80
Non-controlling interests	43	(63)	2	40	2
	2,814	(414)	744	1,357	148
Earnings per ordinary share	21.5p	(5.3p)	5.8p	10.6p	0.5p
Earnings per ordinary share - fully diluted	21.4p	(5.3p)	5.8p	10.5p	0.5p

(1)    Other operating income includes £138 million loss on redemption of own debt for the nine months ended 30 September 2021; Q3 2021 - £nil million (nine months ended 30 September 2020 - £324 million loss; Q2 2021 - £20 million loss; Q3 2020 - £324 million loss).

Condensed consolidated statement of comprehensive income for the period ended 30 September 2021 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Profit/(loss) for the period	2,814	(414)	744	1,357	148
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(740)	54	(6)	(226)	(14)
Changes in fair value of credit in financial liabilities
designated at fair value through profit or loss (FVTPL)
due to own credit risk	(29)	20	(4)	(18)	(63)
Fair value through other comprehensive income (FVOCI)
financial assets	11	(43)	3	7	77
Tax (1)	185	13	3	45	13
	(573)	44	(4)	(192)	13
Items that do qualify for reclassification
FVOCI financial assets	(145)	(37)	-	(27)	74
Cash flow hedges	(610)	364	(245)	(7)	(53)
Currency translation	(267)	425	21	55	(150)
Tax	130	(85)	65	(48)	94
	(892)	667	(159)	(27)	(35)
Other comprehensive (loss)/income after tax	(1,465)	711	(163)	(219)	(22)
Total comprehensive income for the period	1,349	297	581	1,138	126

Attributable to:
Ordinary shareholders	1,047	51	512	998	37
Preference shareholders	14	21	5	4	5
Paid-in equity holders	241	272	63	91	80
Non-controlling interests	47	(47)	1	45	4
	1,349	297	581	1,138	126

(1)   Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre tax loss of £176 million (€205 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions (June 2020: net gain of £90 million (€101 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

Condensed consolidated balance sheet as at 30 September 2021 (unaudited)
	30 September	31 December
	2021	2020
	£m	£m
Assets
Cash and balances at central banks	164,851	124,489
Trading assets	66,357	68,990
Derivatives	103,770	166,523
Settlement balances	8,140	2,297
Loans to banks - amortised cost	9,251	6,955
Loans to customers - amortised cost	361,022	360,544
Other financial assets	47,000	55,148
Intangible assets	6,723	6,655
Other assets	11,164	7,890
Total assets	778,278	799,491

Liabilities
Bank deposits	17,375	20,606
Customer deposits	476,319	431,739
Settlement balances	7,792	5,545
Trading liabilities	70,946	72,256
Derivatives	98,560	160,705
Other financial liabilities	47,857	45,811
Subordinated liabilities	8,675	9,962
Notes in circulation	3,037	2,655
Other liabilities	5,830	6,388
Total liabilities	736,391	755,667

Equity
Ordinary shareholders' interests	37,492	38,367
Other owners' interests	4,384	5,493
Owners' equity	41,876	43,860
Non-controlling interests	11	(36)
Total equity	41,887	43,824
Total liabilities and equity	778,278	799,491

Condensed consolidated statement of changes in equity for the period ended 30 September 2021 (unaudited)

	Share
capital and					Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	13,216	4,999	12,567	13,078	43,860	(36)	43,824
Profit attributable to ordinary shareholders
and other equity owners	-	-	2,771	-	2,771	43	2,814
Other comprehensive income
- Realised gains/(losses) in period
on FVOCI equity shares	-	-	2	(2)	-	-	-
- Remeasurement of retirement
benefit schemes (2)	-	-	(740)	-	(740)	-	(740)
- Changes in fair value of credit in financial
liabilities designated at FVTPL due
to own credit risk	-	-	(29)	-	(29)	-	(29)
- Unrealised losses: FVOCI and equity shares	-	-	-	(65)	(65)	-	(65)
- Unrealised losses: cash flow hedges	-	-	-	(501)	(501)	-	(501)
- Foreign exchange reserve movement	-	-	-	(271)	(271)	4	(267)
- Amount transferred from equity to earnings	-	-	-	(178)	(178)	-	(178)
- Tax	-	-	187	128	315	-	315
Ordinary share dividends paid	-	-	(693)	-	(693)	-	(693)
Preference share and paid-in equity
dividends paid	-	-	(255)	-	(255)	-	(255)
Shares repurchased during the period (3,4)	-	-	(1,036)	-	(1,036)	-	(1,036)
Shares and securities issued during the period (5)	87	937	-	-	1,024	-	1,024
Reclassification of paid-in equity (6)	-	(2,046)	-	-	(2,046)	-	(2,046)
Redemption of paid-in equity (7)	-	-	150	-	150	-	150
Redemption of preference shares	24	-	(24)	-	-	-	-
Share-based payments	-	-	(65)	-	(65)	-	(65)
Movement in own shares held (3)	(365)	-	-	-	(365)	-	(365)
At 30 September 2021	12,962	3,890	12,835	12,189	41,876	11	41,887

						30 September
							2021
Attributable to:							£m
Ordinary shareholders							37,492
Preference shareholders							494
Paid-in equity holders							3,890
Non-controlling interests							11
							41,887
*Other reserves consists of:
Merger reserve							10,881
FVOCI reserve							237
Cash flow hedging reserve							(254)
Foreign exchange reserve							1,325
							12,189

(1)   Share capital and statutory reserves includes share premium, capital redemption reserve and own shares held.

(2)   Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre tax loss of £176 million (€205 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions (June 2020: net gain of £90 million (€101 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

(3)   In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share for the total consideration of £1.13 billion. NatWest Group cancelled 391 million of the purchased ordinary shares, amounting to £744 million excluding fees, and held the remaining 200 million in own shares held, amounting to £381 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(4)   In line with the announcement in July 2021, NatWest Group plc repurchased and cancelled 137.1 million shares for total consideration of £292.2 million excluding fees. Of the 137.1 million shares bought back, 2.9 million shares were settled and cancelled in October 2021. The nominal value of the share cancellations has been transferred to the capital redemption reserve with the share premium element to retained earnings.
(5)   AT1 capital notes totalling US$750 million less fees were issued in June 2021 (£400 million less fees were issued in March 2021 and US$1.49 billion less fees were issued in June 2020).
(6)   In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 Capital notes.
(7)   The redemption of paid-in equity includes a tax credit of £16 million.

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc 2020 Annual Report and Accounts which were prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006.

Going concern
Having reviewed NatWest Group's forecasts, projections, the potential impact of COVID-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for a period of not less than twelve months. Accordingly, the results for the period ended 30 September 2021 have been prepared on a going concern basis.

2. Accounting policies
NatWest Group's principal accounting policies are as set out on pages 264 to 268 of the NatWest Group plc 2020 Annual Report and Accounts. Changes to accounting policies from 1 January 2021 had no material effect on NatWest Group plc's accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgements are referenced on page 268 of the NatWest Group plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic. Management's consideration of this source of uncertainty is outlined in the relevant sections of NatWest Group plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Group plc 2020 Annual Report and Accounts.

It was announced in the UK Government's Budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This change is expected to be enacted in 2022. The resulting change to the net deferred tax asset position in NatWest Group is not expected to be material.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods, refer to the NatWest Group plc Risk factors in the 2020 Annual Report and Accounts.

Notes
3. Litigation and regulatory matters
NatWest Group plc's Interim Results 2021, issued on 30 July 2021, included disclosures about NatWest Group's litigation and regulatory matters in Note 12. Set out below are the material developments in those matters since publication of the Interim Results 2021.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
The State of New Mexico, on behalf of certain state agencies, has been pursuing claims in New Mexico state court against NWMSI concerning certain historical RMBS offerings that allegedly involved materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. NWMSI has reached an agreement in principle to settle this matter for an amount that is covered by an existing provision.

London Interbank Offered Rate (LIBOR) and other rates litigation
On 30 September 2021, the United States District Court for the Southern District of New York dismissed all claims against NWM Plc and other NatWest Group companies in the class action alleging that manipulation of JPY LIBOR and Euroyen TIBOR impacted the price of derivatives allegedly tied to those rates, finding a lack of antitrust standing and personal jurisdiction. The dismissal may be the subject of a future appeal.

Madoff
NWM N.V. is a defendant in two actions filed by the trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. In these and similar cases pending against other defendants, the bankruptcy court previously held that, in order to proceed to discovery and pursue its claims, the trustee had to allege that a defendant lacked "good faith" when it received the funds in question. In August 2021, the United States Court of Appeals for the Second Circuit, in similar cases against other defendants, reversed the bankruptcy court's ruling on this question, holding instead that if a defendant wishes to rely on "good faith" arguments, it is a matter for the defendant to prove in their defence. The trustee's actions against NWM N.V. will proceed in light of the appellate court's ruling.

Odd lot corporate bond trading antitrust litigation
On 25 October 2021, the United States District Court for the Southern District of New York granted, on several grounds, defendants' motion to dismiss the class action complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The dismissal is subject to appeal.

Regulatory matters
US investigations relating to fixed-income securities
In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditional on NWMSI and affiliated companies complying with the NPA's reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and the US Department of Justice (DoJ) concerning unrelated trading by certain NWM Plc and NWMSI former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. On 30 August 2021, NWMSI received a letter from USAO stating that it had determined that NWMSI had materially breached the NPA as a result of the alleged spoofing activity and that NWMSI is subject to prosecution for securities fraud in respect of the conduct underlying the NPA. NatWest Markets is engaging in discussions with the U.S. government about the resolution of the alleged spoofing activity investigation and the USAO's determination of the breach of the NPA, including why criminal prosecution of the conduct underlying the NPA should not be pursued.

The precise duration and outcome of this matter remains uncertain.

Notes
3. Litigation and regulatory matters continued
Adverse outcomes or resolution of current or future legal or regulatory actions (in particular, a finding of criminal liability in this matter) could have material collateral consequences for NatWest Group's business and result in restrictions or limitations on NatWest Group's operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Disqualification from carrying on any activities, whether automatic as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely impact NatWest Group's business, in particular in the
US. This in turn and/or any fines, settlement payments or penalties could adversely impact NatWest Group's reported financial results and condition, capital position or reputation.

FCA investigation into NatWest Group's compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group's compliance with the UK Money Laundering Regulations 2007 ("MLR 2007") in relation to certain money service businesses and related parties.

In March 2021, the FCA notified NatWest Group that it had commenced criminal proceedings against NWB Plc for three offences under regulation 45(1) of the MLR 2007 arising from the handling of the accounts of a UK incorporated customer.

On 7 October 2021, NWB Plc pleaded guilty to the three offences under regulation 45(1) of the MLR 2007 for failure to comply with regulation 8(1) of the MLR 2007 between 7 November 2013 and 23 June 2016 and 8(3) and 14(1) of the MLR 2007 between 8 November 2012 and 23 June 2016.

These regulations required the firm to determine and conduct risk sensitive due diligence and ongoing monitoring of its customers for the purposes of preventing money laundering. The offences relate to operational weaknesses between 2012 and 2016, during which period NWB Plc did not adequately monitor the accounts of that customer.

NWB Plc has cooperated fully with the FCA since its investigation began. The FCA has confirmed it will not take action against any individual current or former employee of NWB Plc.

The case has been remitted to the Crown Court for sentencing, which will be determined at a hearing scheduled to take place on a date to be determined by the Crown Court. NWB Plc made a provision at 30 September 2021 in anticipation of a potential fine being imposed at that hearing, but is not disclosing the amount as it remains the matter of ongoing judicial proceedings. In addition to the fine, other material adverse collateral consequences may occur as a result of these convictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until at least the end of 2021. NatWest Group has made provisions totalling €350 million (£300 million), of which €332 million (£285 million) had been utilised by 30 September 2021 in respect of redress and compensation.

UBIDAC previously identified further legacy business issues, as an extension to the tracker mortgage review. These remediation programmes are ongoing. NatWest Group has made provisions of €163 million (£140 million), of which €155 million (£133 million) had been utilised by 30 September 2021 for these programmes.

UBIDAC customers continue to lodge tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging two recent FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but potentially may be material.

4. Post balance sheet events
Other than as disclosed there have been no significant events between 30 September 2021 and the date of approval of these accounts that would require a change to or additional disclosure in the condensed consolidated financial statements.

Additional information
Presentation of information
'Parent company' refers to NatWest Group plc and 'NatWest Group' refers to NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Holdings' refers to The Royal Bank of Scotland International (Holdings) Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). References to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively, and references to 'cents' represent cents in the European Union ('EU').

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2020 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries	NatWest Group Press Office	+44 (0) 131 523 4205
	Management presentation	Webcast and dial in details
Date:	29 October 2021	www.natwestgroup.com/results
Time:	8:45am UK time	International: +44 (0) 203 057 6566
Conference ID:	1653446	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.natwestgroup.com/results
●      Q3 2021 Interim Management Statement and slides.
●      A financial supplement containing income statement, balance sheet and segment performance for the quarter ended 30 September 2021.
●      NatWest Group and NWH Group Pillar 3 supplements.

●      Climate, Purpose and ESG measures supplement Q3 2021.
Forward looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the COVID-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the COVID-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Appendix

Non-IFRS financial measures

Appendix - Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners' equity.
Table 1
Segmental return on equity
Segmental operating profit or loss adjusted for preference share dividends and tax divided by average notional tangible equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table 2
Operating expenses analysis - management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 3
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 4
Net interest margin (NIM)	Net interest income as a percentage of average interest-earning assets.	Table 5
Bank NIM	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 5
Bank NIM excluding Liquid Asset Buffer	Net interest income of the banking business less NWM element as a percentage of interest-earning assets of the banking business less NWM element and Liquid Asset Buffer.	Table 5
Income across UK and RBSI retail and commercial businesses excluding notable items	Comprises income in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding notable items.	Table 7
Net lending in the UK and RBSI retail and commercial businesses excluding UK Government support schemes	Comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.	Table 8
Customer deposits across UK and RBSI retail and commercial businesses	Comprises customer deposits in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments.	Table 9
Other expenses excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs.	Total operating expenses less strategic, litigation and conduct costs, operating lease depreciation and Ulster Bank RoI direct costs.	Table 10
Commentary - adjusted periodically for specific items
NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as notable items, operating lease depreciation, strategic costs and litigation and conduct costs.

Notable items - page 4, Operating lease depreciation, Strategic costs and litigation and conduct costs - pages 12 to 16.

Appendix - Non-IFRS financial measures
Performance metrics based on but not defined under IFRS

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 6
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue (excluding own shares held). Tangible equity is ordinary shareholders' equity less intangible assets.	Page 3
Funded assets	Total assets less derivatives.	Pages 3, 10 and 12 to 16
Loan impairment rate	The annualised loan impairment charge divided by gross customer loans.	Pages 3, 6 to 9, and 11 to 16
Third party customer asset rate
Third party customer asset rate is calculated as annualised interest payable or receivable on third-party loans to customers as a percentage of third-party loans to customers, including those reported as assets held for sale. This excludes intragroup items, loans to banks and liquid asset portfolios, which are included for the calculation of net interest margin.
Pages 12 to 16
Third party customer funding rate
Third party customer funding rate is calculated as annualised interest payable or receivable on third-party customer deposits as a percentage of third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Pages 12 to 16
Assets under management and administration (AUMA)
AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and RBSI customers.

AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and RBSI for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receive a fee in respect of providing investment management and execution services to Retail Banking and RBSI franchises.
Pages 3 and 7
Depositary assets	Assets held by RBSI as an independent trustee and in a depositary service capacity.	Page 9

Appendix Non-IFRS financial measures
1. Return on tangible equity

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
Profit/(loss) attributable to ordinary shareholders (£m)	2,516	(644)	674	1,222	61
Annualised profit/(loss) attributable to ordinary
shareholders (£m)	3,355	(859)	2,696	4,888	244
Average total equity excluding NCI (£m)	42,978	43,766	42,507	43,011	43,145
Adjustment for other owners' equity and intangibles (£m)	(11,525)	(11,760)	(10,881)	(11,712)	(11,482)
Adjusted total tangible equity (£m)	31,453	32,006	31,626	31,299	31,663
Return on tangible equity (%)	10.7%	(2.7%)	8.5%	15.6%	0.8%

2. Segmental return on equity

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster
	Banking	Banking	Banking	International	Markets	Bank RoI
Nine months ended 30 September 2021	£m	£m	£m	£m	£m	£m
Operating profit/(loss) (£m)	1,583	240	1,964	260	(409)	31
Preference share cost allocation (£m)	(60)	(15)	(114)	(15)	(47)	-
Adjustment for tax (£m)	(426)	(63)	(518)	(43)	128	-
Adjusted attributable profit/(loss) (£m)	1,097	162	1,332	202	(328)	31
Annualised adjusted attributable profit/(loss) (£m)	1,463	216	1,776	269	(437)	41
Average RWAe (£bn)	35.7	11.1	70.6	7.7	28.8	10.8
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.2	1.4	8.1	1.2	4.3	1.7
Return on equity	28.3%	15.5%	21.9%	21.9%	(10.1%)	2.5%

Nine months ended 30 September 2020
Operating profit (£m)	758	141	(684)	112	3	(244)
Preference share cost allocation (£m)	(66)	(17)	(114)	(15)	(51)	-
Adjustment for tax (£m)	(194)	(35)	223	(14)	13	-
Adjusted attributable profit/(loss) (£m)	498	89	(575)	83	(35)	(244)
Annualised adjusted attributable profit/(loss) (£m)	664	119	(767)	111	(47)	(325)
Average RWAe (£bn)	37.6	10.3	76.6	6.9	39.2	12.6
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.5	1.3	8.8	1.1	5.9	2.0
Return on equity	12.2%	9.2%	(8.7%)	10.0%	(0.8%)	(16.6%)

Appendix Non-IFRS financial measures
2. Segmental return on equity continued

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster
	Banking	Banking	Banking	International	Markets	Bank RoI
Quarter ended 30 September 2021	£m	£m	£m	£m	£m	£m
Operating profit/(loss) (£m)	563	94	625	87	(160)	38
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(16)	-
Adjustment for tax (£m)	(152)	(25)	(164)	(14)	49	-
Adjusted attributable profit/(loss) (£m)	391	64	423	68	(127)	38
Annualised adjusted attributable profit/(loss) (£m)	1,564	256	1,692	272	(508)	152
Average RWAe (£bn)	36.1	11.3	67.6	7.8	27.9	10.2
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.2	1.4	7.8	1.3	4.2	1.6
Return on equity	29.9%	18.1%	21.7%	21.6%	(12.1%)	9.6%

Quarter ended 30 June 2021
Operating profit/(loss) (£m)	585	82	864	105	(169)	(18)
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(15)	-
Adjustment for tax (£m)	(158)	(22)	(231)	(18)	52	-
Adjusted attributable profit/(loss)(£m)	407	55	595	83	(132)	(18)
Annualised adjusted attributable profit/(loss) (£m)	1,628	220	2,380	332	(528)	(72)
Average RWAe (£bn)	35.1	11.1	70.6	7.8	29.2	10.8
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.1	1.4	8.1	1.2	4.4	1.7
Return on equity	32.0%	15.9%	29.3%	26.5%	(12.1%)	(4.3%)

Quarter ended 30 September 2020
Operating profit/(loss) (£m)	305	57	324	25	(66)	(5)
Preference share cost allocation (£m)	(22)	(6)	(38)	(5)	(17)	-
Adjustment for tax (£m)	(79)	(14)	(80)	(3)	23	-
Adjusted attributable profit/(loss) (£m)	204	37	206	17	(60)	(5)
Annualised adjusted attributable profit/(loss) (£m)	816	148	824	68	(240)	(20)
Average RWAe (£bn)	36.7	10.5	77.8	6.8	34.0	12.3
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.3	1.3	8.9	1.1	5.1	1.9
Return on equity	15.3%	11.2%	9.2%	6.4%	(4.7%)	(1.0%)

3. Operating expenses analysis
Statutory analysis (1,2)
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
Operating expenses	£m	£m	£m	£m	£m
Staff costs	2,794	2,937	892	917	982
Premises and equipment	765	902	263	254	251
Other administrative expenses	1,291	1,081	588	326	385
Depreciation and amortisation	613	644	199	209	196
Total operating expenses	5,463	5,564	1,942	1,706	1,814

(1)    On a statutory, or GAAP, basis strategic costs are included within staff costs, premises and equipment, depreciation and amortisation and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)    On a statutory, or GAAP, basis litigation and conduct costs are included within other administrative expenses.

Appendix Non-IFRS financial measures
3. Operating expenses analysis continued
Non-statutory analysis
	Nine months ended
	30 September 2021
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	289	-	2,505	2,794
Premises and equipment	30	-	735	765
Other administrative expenses	68	276	947	1,291
Depreciation and amortisation	22	-	591	613
Total	409	276	4,778	5,463

	Nine months ended
	30 September 2020
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	315	-	2,622	2,937
Premises and equipment	170	-	732	902
Other administrative expenses	143	(81)	1,019	1,081
Depreciation and amortisation	59	-	585	644
Total	687	(81)	4,958	5,564

	Quarter ended
	30 September 2021
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	74	-	818	892
Premises and equipment	(2)	-	265	263
Other administrative expenses	4	294	290	588
Depreciation and amortisation	1	-	198	199
Total	77	294	1,571	1,942

	Quarter ended
	30 June 2021
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	104	-	813	917
Premises and equipment	16	-	238	254
Other administrative expenses	41	(34)	319	326
Depreciation and amortisation	11	-	198	209
Total	172	(34)	1,568	1,706

	Quarter ended
	30 September 2020
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	155	-	827	982
Premises and equipment	22	-	229	251
Other administrative expenses	43	8	334	385
Depreciation and amortisation	3	-	193	196
Total	223	8	1,583	1,814

Appendix Non-IFRS performance measures
4. Cost:income ratio

				International Banking & Markets			Central	Total
	Retail	Private	Commercial	RBS	NatWest	Ulster	items	NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
Nine months ended 30 September 2021	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,739)	(365)	(1,708)	(172)	(818)	(384)	(277)	(5,463)
Operating lease depreciation	-	-	106	-	-	-	-	106
Adjusted operating expenses	(1,739)	(365)	(1,602)	(172)	(818)	(384)	(277)	(5,357)
Total income	3,281	563	2,888	392	390	388	191	8,093
Operating lease depreciation	-	-	(106)	-	-	-	-	(106)
Adjusted total income	3,281	563	2,782	392	390	388	191	7,987
Cost:income ratio	53.0%	64.8%	57.6%	43.9%	209.7%	99.0%	nm	67.1%

Nine months ended 30 September 2020
Operating expenses	(1,722)	(364)	(1,774)	(179)	(1,009)	(372)	(144)	(5,564)
Operating lease depreciation	-	-	110	-	-	-	-	110
Adjusted operating expenses	(1,722)	(364)	(1,664)	(179)	(1,009)	(372)	(144)	(5,454)
Total income	3,207	579	3,007	371	1,050	379	(332)	8,261
Operating lease depreciation	-	-	(110)	-	-	-	-	(110)
Adjusted total income	3,207	579	2,897	371	1,050	379	(332)	8,151
Cost:income ratio	53.7%	62.9%	57.4%	48.2%	96.1%	98.2%	nm	66.9%

Quarter ended 30 September 2021
Operating expenses	(552)	(116)	(556)	(60)	(258)	(123)	(277)	(1,942)
Operating lease depreciation	-	-	36	-	-	-	-	36
Adjusted operating expenses	(552)	(116)	(520)	(60)	(258)	(123)	(277)	(1,906)
Total income	1,131	195	965	136	95	145	107	2,774
Operating lease depreciation	-	-	(36)	-	-	-	-	(36)
Adjusted total income	1,131	195	929	136	95	145	107	2,738
Cost:income ratio	48.8%	59.5%	56.0%	44.1%	271.6%	84.8%	nm	69.6%

Quarter ended 30 June 2021
Operating expenses	(600)	(128)	(569)	(55)	(285)	(136)	67	(1,706)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(600)	(128)	(534)	(55)	(285)	(136)	67	(1,671)
Total income	1,094	183	982	133	106	119	43	2,660
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,094	183	947	133	106	119	43	2,625
Cost:income ratio	54.8%	69.9%	56.4%	41.4%	268.9%	114.3%	nm	63.7%

Quarter ended 30 September 2020
Operating expenses	(647)	(112)	(553)	(53)	(302)	(127)	(20)	(1,814)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(647)	(112)	(516)	(53)	(302)	(127)	(20)	(1,777)
Total income	1,022	187	1,004	112	234	130	(266)	2,423
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjusted total income	1,022	187	967	112	234	130	(266)	2,386
Cost:income ratio	63.3%	59.9%	53.4%	47.3%	129.1%	97.7%	nm	74.5%

Appendix Non-IFRS performance measures
5. Net interest margin
	Nine months ended		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
NatWest Group net interest income	5,870	5,778	1,954	1,985	1,926
Less NWM net interest income	4	55	1	(4)	21
Net interest income excluding NWM	5,874	5,833	1,955	1,981	1,947

Annualised NatWest Group net interest income	7,848	7,718	7,752	7,962	7,662
Annualised net interest income excluding NWM	7,854	7,792	7,756	7,946	7,746

Average interest earning assets (IEA)	525,352	487,777	537,419	526,124	508,156
Less NWM average IEA	32,397	38,403	32,497	32,263	39,213
Bank average IEA	492,955	449,374	504,922	493,861	468,943
Less liquid asset buffer average IEA (1)	162,907	131,094	173,654	163,437	144,619
Bank average IEA excluding liquid asset buffer	330,048	318,280	331,268	330,424	324,324

Net interest margin	1.49%	1.58%	1.44%	1.51%	1.51%
Bank net interest margin	1.59%	1.73%	1.54%	1.61%	1.65%
(NatWest Group NIM excluding NWM)
Bank net interest margin excluding liquid asset buffer	2.38%	2.45%	2.34%	2.40%	2.39%

(1)   Liquid asset buffer consists of assets held by NatWest Group, such as cash balances at central banks and high-quality government debt securities, that can be used to ensure repayment of financial obligations as they fall due.

6. Loan:deposit ratio
	As at
	30 September	30 June	30 September
	2021	2021	2020
	£m	£m	£m
Loans to customers - amortised cost	361,022	362,711	353,691
Customer deposits	476,319	467,214	418,358
Loan:deposit ratio (%)	76%	78%	85%

7. Income across UK and RBSI retail and commercial businesses excluding notable items

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Retail Banking	3,281	3,207	1,131	1,094	1,022
Private Banking	563	579	195	183	187
Commercial Banking	2,888	3,007	965	982	1,004
RBS International	392	371	136	133	112
Income	7,124	7,164	2,427	2,392	2,325
Less notable items	(14)	3	(4)	(24)	(5)
Total UK and RBSI retail and commercial businesses
income excluding notable items	7,110	7,167	2,423	2,368	2,320

Appendix Non-IFRS performance measures
8. Net lending in the UK and RBSI retail and commercial businesses excluding UK Government support schemes

	30 September	30 June	30 September
	2021	2021	2020
	£bn	£bn	£bn
Retail Banking	180.5	178.1	166.7
Private Banking	18.4	18.0	16.5
Commercial Banking	102.7	103.8	110.0
RBS International	15.6	15.1	12.8
Loans to customers	317.2	315.0	306.0
Less UK Government support schemes	(12.3)	(13.0)	(11.3)
Total UK and RBSI retail and commercial businesses
net lending excluding UK Government support schemes	304.9	302.0	294.7

9. Customer deposits across UK and RBSI retail and commercial businesses

	30 September	30 June	30 September
	2021	2021	2020
	£bn	£bn	£bn
Retail Banking	186.3	184.1	164.9
Private Banking	35.7	34.7	30.3
Commercial Banking	178.3	176.0	161.3
RBS International	36.9	33.9	30.4
Total UK and RBSI retail and commercial businesses customer deposits	437.2	428.7	386.9

10. Other expenses excluding operating lease depreciation (OLD) and Ulster Bank RoI direct costs

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Operating expenses	5,463	5,564	1,942	1,706	1,814
Less strategic, litigation and conduct costs	(685)	(606)	(371)	(138)	(231)
Other expenses	4,778	4,958	1,571	1,568	1,583
Less OLD	(106)	(110)	(36)	(35)	(37)
Less Ulster Bank RoI direct costs	(237)	(215)	(75)	(92)	(73)
Other expenses excluding OLD and
Ulster Bank RoI direct costs	4,435	4,633	1,460	1,441	1,473

Date: 29 October 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary